UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(D)(4) of the Securities Exchange Act of 1934

REIS, INC.

(Name of Subject Company)

REIS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

75936P105

(CUSIP Number of Class of Securities)

Mark P. Cantaluppi

Vice President, Chief Financial Officer

Reis, Inc.

1185 Avenue of the Americas

New York, New York 10036

(212) 921- 1122

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Reis, Inc. (the “Company”), a corporation incorporated under the laws of Maryland. The Company’s principal executive offices are located at 1185 Avenue of the Americas, New York, New York 10036. The Company’s telephone number at such address is (212) 921-1122.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.02 per share (the “Shares” and each, a “Share”). As of the close of business on August 24, 2018, there were 11,569,699 Shares issued and outstanding (excluding Shares held by wholly-owned subsidiaries of the Company), and no shares of any other class or series of stock is currently outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Moody’s”), to purchase all outstanding Shares. Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2018, as it may be amended or supplemented from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be amended or supplemented from time to time (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), to purchase all outstanding Shares at a price per Share of $23.00, to the holder in cash, without interest, less any applicable withholding taxes (the “Offer Price”). On September 13, 2018, Moody’s and the Purchaser filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the Letter of Transmittal and other exhibits) (as it may be amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 29, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Moody’s and Purchaser, pursuant to which, as soon as practicable after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and a wholly-owned subsidiary of Moody’s (such corporation, the “Surviving Corporation” and such merger, the “Merger”). Because the Merger will be effected pursuant to Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”), so long as a majority of the outstanding Shares (other than Excluded Shares, as defined below) are validly tendered in the Offer, no stockholder vote will be required to consummate the Merger. Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will irrevocably accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer, and not properly withdrawn in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at 11:59 p.m. Eastern Time on Friday, October 12, 2018 (the “Expiration Date”), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

At the effective time of the Merger (the “Effective Time”), (i) all then outstanding Shares (other than (1) Shares held by the Company or any other direct or indirect wholly-owned subsidiary of the Company, and (2) Shares held by Moody’s, Purchaser, or any other direct or indirect wholly-owned subsidiary of Moody’s (the Shares referred to in clauses (1) and (2) collectively, “Excluded Shares”)) will be converted into the right to receive the Offer Price, in cash, without interest, and subject to any withholding of taxes (the “Merger Consideration”) and (ii) each Excluded Share shall be converted into one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation. Also at the Effective Time, each outstanding option to purchase Shares (each, a “Company Option”) will be canceled and each Company Option with an exercise price that is less than the Merger Consideration shall be converted automatically into the right to receive promptly after the Effective Time, an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable per Share exercise price of such Company Option multiplied by (ii) the number of Shares such holder could have purchased had such holder exercised such Company Option in full immediately prior to the Effective Time, whether or not then vested or exercisable. There are no outstanding Company Options with an exercise price that is greater than the Merger Consideration. In addition, at the Effective Time, each outstanding restricted stock units of the Company outstanding immediately before the Effective Time (each, a “Company RSU”) will be, to the extent not already vested, vested and each Company RSU will be automatically cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration multiplied by the number of shares of common stock of the Company underlying the Company RSUs.

As set forth in the Offer to Purchase, the principal executive offices of Purchaser and Moody’s are located at 7 World Trade Center at 250 Greenwich Street, New York, NY 10007 and their telephone number is (212) 553-0300.

The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the Merger Agreement and the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which are included as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at http://investor.reis.com.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) Moody’s, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Agreements between the Company, Moody’s and Purchaser

Merger Agreement

On August 29, 2018, the Company, Moody’s and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about the Company, Moody’s or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Moody’s to the Company but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the time immediately after the Expiration Date when Purchaser irrevocably accepts for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the “Acceptance Time”) or to receive the Merger Consideration. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On May 25, 2018, the Company and Moody’s entered into a non-disclosure agreement that provides the Company with certain protections in connection with the disclosure of confidential information for purposes of evaluating a possible negotiated transaction (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement) of the Company, Moody’s agreed, among other things, to keep such Evaluation Material confidential and to use such Evaluation Material solely for the purpose of evaluating the possible transaction. The foregoing summary of certain provisions of the Confidentiality Agreement and all other provisions of the Confidentiality Agreement discussed herein is qualified by reference to the complete text of the Confidentiality Agreement itself, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Exclusivity Agreement

On August 24, 2018, the Company and Moody’s entered into an exclusivity agreement (the “Exclusivity Agreement”), in connection with the consideration of a possible acquisition by Moody’s of 100% of the Shares. Under the Exclusivity Agreement, the Company agreed not to initiate, encourage, or solicit any inquiries with respect to any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, among others, to purchase or acquire beneficial ownership of five percent (5%) or more of any class of equity securities of the Company, subject to certain exceptions, until 5:00 p.m. New York City time on August 29, 2018. The foregoing summary of certain provisions of the Exclusivity Agreement and all other provisions of the Exclusivity Agreement discussed herein is qualified by reference to the complete text of the Exclusivity Agreement itself, which is included as Exhibit (e)(5) and is incorporated by reference herein.

Tender and Support Agreements

On August 29, 2018, Lloyd Lynford, the Chief Executive Officer and President of the Company, and Jonathan Garfield, the Executive Vice President of the Company, both of whom are founders of the Company, and certain of their respective affiliated trust entities entered into Tender and Support Agreements (the “Tender and Support Agreements”) with Moody’s and Purchaser, pursuant to which each such person in their capacity as a stockholder agreed to validly tender or cause to be tendered their Shares promptly following, and in any event no later than, the tenth business day following the commencement of the Offer. The stockholders that are party to the Tender and Support Agreements have agreed to tender a total of 2,085,769 Shares, or approximately 18% of all outstanding Shares (excluding Shares held by wholly-owned subsidiaries of the Company), pursuant to such agreements. The foregoing summary of certain provisions of the Tender and Support Agreements and all other provisions of the Tender and Support Agreements discussed herein is qualified by reference to the complete text of the Tender and Support Agreements themselves, which are included as Exhibits (e)(3) and (e)(4) to this Schedule 14D-9 and are incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of Reis, Inc.

Certain executive officers and directors of the Company may be deemed to have certain interests in the Merger that may be different from or in addition to those of the Company’s stockholders generally. Those interests may create potential conflicts of interest. The Company’s board of directors (the “Company Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the Offer and the Merger.

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Outstanding Shares Held by Executive Officers and Directors

Certain executive officers and directors of the Company own Shares. If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As noted above, Lloyd Lynford, the Chief Executive Officer and President of the Company, and Jonathan Garfield, the Executive Vice President of the Company, both of whom are founders of the Company, and certain of their respective affiliated trust entities entered into Tender and Support Agreements pursuant to which, each such person in their capacity as a stockholder agreed to validly tender or cause to be tendered their Shares promptly following, and in any event no later than, the tenth business day following the commencement of the Offer.

If any of such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of the Company.

As of August 24, 2018, the executive officers and directors of the Company and their affiliates (including their affiliated trust entities) beneficially owned, in the aggregate, 2,334,966 Shares, which excludes any Shares issuable upon exercise of Company Options and the future vesting and settlement of any outstanding Company RSUs held by such individuals. If the executive officers and directors and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate of $53,704,218 in cash, without interest.

The following table sets forth, as of August 24, 2018, the cash consideration that each executive officer, director and his affiliates would be entitled to receive in respect of his or its outstanding Shares, assuming such individual or affiliated entity were to tender all of his or its outstanding Shares pursuant to the Offer.

Name	Position	Number of Shares(1)		Consideration Payable in Respect of Shares
Lloyd Lynford	Chief Executive Officer, President and Director	1,224,412		$28,161,476
Jonathan Garfield	Executive Vice President and Director	861,357	(2)	$19,811,211
William Sander	President and Chief Operating Officer, Reis Services, LLC	130,495		$3,001,385
Mark Cantaluppi	Vice President and Chief Financial Officer	100,913		$2,320,999
M. Christian Mitchell	Chairman of the Board and Director	6,900		$158,700
Thomas J. Clarke Jr.	Director	10,889		$250,447
Byron C. Vielehr	Director	—		—
TOTAL		2,334,966		$53,704,218

(1)

In calculating the number of Shares beneficially owned for this purpose, shares underlying Company Options held by that individual (whether or not they are currently exercisable) and any unvested Company RSUs are excluded. In addition, Shares issuable with respect to Company RSUs held by the non-employee directors that are fully vested but were not deliverable under their terms until six (6) months following the termination of the director’s service or immediately prior to a “change in control” of the Company (which definition includes the Merger) are excluded.

(2)

Beneficial ownership includes 36,093 Shares held in the Jonathan Garfield Family Trust, of which Mr. Garfield’s wife is the trustee and certain relatives of Mr. Garfield are the reporting person, as to which Mr. Garfield disclaims beneficial ownership except to the extent of his pecuniary interests therein.

Treatment of Outstanding Equity Awards in the Transaction

Each of the Company’s executive officers and directors hold outstanding Company Options and/or Company RSUs. Pursuant to the Merger Agreement each Company Option outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, will be canceled and each Company Option with an exercise price that is less than the Merger Consideration will be converted automatically into the right to receive promptly after the Effective Time, an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the applicable per Share exercise price of such Company Option multiplied by (ii) the number of Shares such holder could have purchased had such holder exercised such Company Option in full immediately prior to the Effective Time, whether or not then vested or exercisable. There are no outstanding Company Options with an exercise price that is greater than the Merger Consideration.

Also, pursuant to the Merger Agreement each Company RSU that is outstanding immediately before the Effective Time shall be, to the extent not already vested, vested and each Company RSU will be automatically cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration multiplied by the number of Shares underlying the Company RSUs, promptly after the Effective Time.

The following table sets forth, as of August 24, 2018, the cash consideration that each executive officer and director would be entitled to receive in respect of the outstanding Company Options and Company RSUs held at that time.

Name	Number of Shares Subject to Company Options as of August 24, 2018(1)	Total Option Spread Value	Number of Unvested Company RSUs as of August 24, 2018(2)	Number of Outstanding Vested Company RSUs as of August 24, 2018(3)	Total Consideration for Company RSUs	Aggregate Value for Equity Awards
Lloyd Lynford	125,000	$1,871,875	67,827		$1,560,021	$3,431,896
Jonathan Garfield	100,000	$1,497,500	52,755		$1,213,365	$2,710,865
William Sander	0	$0	33,176		$763,048	$763,048
Mark Cantaluppi	0	$0	18,870		$434,010	$434,010
M. Christian Mitchell	0	$0		50,694	$1,165,962	$1,165,962
Thomas J. Clarke Jr.	0	$0		23,793	$547,239	$547,239
Byron C. Vielehr	0	$0		23,793	$547,239	$547,239

(1)

The Company Options are all fully vested with a per share exercise price of $8.025. These Company Options will be cancelled in exchange for the merger consideration (less the exercise price) in connection with the Merger.

(2)	Represents Company RSUs that remain subject to vesting, which vesting will accelerate and be cancelled in exchange for the merger consideration in connection with the Merger.
(3)

Represents Company RSUs held by the non-employee directors that are fully vested at the time of grant but are not deliverable under their terms until six (6) months following the termination of the director’s service, or immediately prior to a “change in control” of the Company (which definition includes the Merger). These Company RSUs will be cancelled in exchange for the merger consideration in connection with the Merger.

Employment Agreements & Severance Entitlements

Each of the named executive officers entered into an employment agreement during June 2016 governing his compensation and related arrangements with the Company and/or its wholly-owned subsidiary Reis Services, LLC (“Reis Services”) through June 30, 2019 (each, an “Employment Agreement”), each of which includes the general terms and conditions of the executive’s employment including provisions for certain severance and benefits payments in the event the executive’s employment is terminated by the Company and/or Reis Services without “Cause” or by the executive for Good Reason (as defined below) (collectively, a “Qualifying Termination”). In each case, the Employment Agreement replaced and superseded the executive’s prior employment agreement. The relevant portions of the current agreements, and the related definitions, are summarized below.

Lloyd Lynford. Under the terms of Mr. Lynford’s Employment Agreement, during the term of his employment, Mr. Lynford is entitled to a salary of not less than $475,000 per year and a performance-based bonus, administered by the Compensation Committee of the Company Board, with a target opportunity of not less than $356,250 per year. The Company and Reis Services also agreed to maintain, during the term of Mr. Lynford’s employment, term life insurance, for the benefit of a beneficiary selected by Mr. Lynford, in the amount of $780,000. In the event that Mr. Lynford incurs a Qualifying Termination during the term of the Employment Agreement, he is entitled to (i) the Accrued Obligations, (ii) a Pro-Rata Bonus, (iii) a lump sum severance payment equal to 1.5 times the sum of his then current base salary and target bonus (or 2.5 times, in the case of a Qualifying Termination that occurs in connection with or during the two-year period following a “Change of Control” (as defined in the Employment Agreement, which would include the consummation of the Offer), (iv) the Equity Acceleration, and (v) Health Benefits for a period of 18 months following termination of his employment. Unless the Qualifying Termination occurs in connection with or during the two-year period following a Change of Control, Mr. Lynford’s entitlement to the severance and benefits as described above are subject to the execution of a mutual release of claims with the Company. Mr. Lynford has agreed to restrictions on competition and solicitation of employees or customers during the term of his Employment Agreement and for a one-year period following termination (with an extension to a two-year period following termination in connection with a Change of Control). Also, effective July 1, 2016, the Company, Reis Services and Mr. Lynford entered into an indemnification agreement, setting forth specific procedures for the provision of indemnification and advancement of expenses by the Company to or on behalf of Mr. Lynford.

Jonathan Garfield. Under the terms of Mr. Garfield’s Employment Agreement, during the term of his employment, Mr. Garfield is entitled to a salary of not less than $425,000 per year and a performance-based bonus, administered by the Compensation Committee of the Company Board, with a target opportunity of not less than $212,500 per year. The Company and Reis Services also agreed to maintain, during the term of his employment, term life insurance, for the benefit of a beneficiary selected by Mr. Garfield, in the amount of $625,000. In the event that Mr. Garfield incurs a Qualifying Termination during the term of his Employment Agreement, he is entitled to (i) the Accrued Obligations, (ii) a Pro-Rata Bonus, (iii) a lump sum severance payment equal to 1.5 times the sum of his then current base salary and target bonus (or 2.5 times, in the case of a Qualifying Termination that occurs in connection with or during the two-year period following a “Change of Control” (as defined in the Employment Agreement, which would include the consummation of the Offer), (iv) the Equity Acceleration, and (v) Health Benefits for a period of 18 months following termination of his employment. Unless the Qualifying Termination occurs in connection with or during the two-year period following a Change of Control, Mr. Garfield’s entitlement to the severance and benefits as described above are subject to the execution of a mutual release of claims with the Company. Mr. Garfield has agreed to restrictions on competition and solicitation of employees or customers during the term of his Employment Agreement and for a one-year period following termination (with an extension to a two-year period following termination in connection with a Change of Control). Also, effective July 1, 2016, the Company and Mr. Garfield entered into an indemnification agreement, setting forth specific procedures for the provision of indemnification and advancement of expenses by the Company to or on behalf of Mr. Garfield.

William Sander. Under the terms of Mr. Sander’s Employment Agreement, during the term of his employment, Mr. Sander is entitled to a salary of not less than $355,000 per year and a performance-based bonus, administered by the Compensation Committee of the Company Board, with a target opportunity of not less than $213,000 per year. The Company and Reis Services has also agreed to maintain, during the term of his employment, term life insurance, for the benefit of a beneficiary selected by Mr. Sander, in the amount of $187,500. In the event that Mr. Sander incurs a Qualifying Termination during the term of his Employment Agreement, subject to a general release of claims, he is entitled to (i) the Accrued Obligations, (ii) a Pro-Rata Bonus; (iii) a lump sum severance payment equal to 1.5 times his then current base salary (or 2 times, in the case of a Qualifying Termination that occurs in connection with or during the one-year period following a Change of Control (as defined in the Employment Agreement, which would include the consummation of the Offer)), (iv) Equity Acceleration, and (v) Health Benefits for a period of nine (9) months following termination of his employment. Mr. Sander has agreed to restrictions on competition and solicitation of employees or customers during the term of his Employment Agreement and for periods following termination ranging from 12 months (for competition) to 18 months (for solicitation of employees or customers).

Mark P. Cantaluppi. Under the terms of Mr. Cantaluppi’s Employment Agreement, during the term of his employment, Mr. Cantaluppi is entitled to a salary of not less than $335,000 per year and a performance-based bonus, administered by the Compensation Committee of the Company Board, with a target opportunity of not less than $201,000 per year. The Company and Reis Services has also agreed to maintain, during the term of his employment, term life insurance, for the benefit of a beneficiary selected by Mr. Cantaluppi, in the amount of $157,500. In the event that Mr. Cantaluppi incurs a Qualifying Termination during the term of his Employment Agreement, subject to a general release of claims, he is entitled to (i) the Accrued Obligations, (ii) a Pro-Rata Bonus; (iii) a lump sum severance payment equal to 1.5 times his then current base salary (or 2 times, in the case of a Qualifying Termination that occurs in connection with or during the one-year period following a Change of Control (as defined in the Employment Agreement, which would include the consummation of the Offer)),

(iv) Equity Acceleration, and (v) Health Benefits for a period of nine (9) months following termination of his employment. Mr. Cantaluppi has agreed to restrictions on competition and solicitation of employees or customers during the term of his Employment Agreement and for periods following termination ranging from 12 months (for competition and solicitation of employees) to 18 months (for solicitation of customers).

Definitions. The following definitions apply to the above discussion of the executive officers’ Employment Agreements and post-termination payments:

•

“Accrued Obligations” means (i) the executive officer’s base salary through the termination date, if unpaid plus (ii) any accrued vacation pay not previously paid plus (iii) all unreimbursed business expenses plus (iv) the executive officer’s bonus for the prior year if not already paid.

•

“Cause” means (i) a breach by the executive officer of his non-competition, non-solicitation or confidentiality obligations, (ii) a material breach by the executive officer of any other term of the employment agreement that is not cured within 20 days of written notice thereof, (iii) fraud or dishonesty in the course of the executive officer’s employment, (iv) for reasons other than disability, continued gross neglect of the executive officer’s duties which results in material harm to the Company or Reis Services, if not cured within 20 days of written notice thereof, (v) a material violation of the Company’s general employment policies which results in material harm to the Company or Reis Services or (vi) the executive officer’s conviction or pleading guilty or nolo contendere to any felony charge.

•

“Comparable Employment,” for Mr. Cantaluppi, means that he has received an offer to continue his employment for at least the balance of the term covered by his employment agreement, and he remains the chief financial officer of a publicly-traded company pursuant to which he would perform the same type of duties he had been performing under his employment agreement for the Company and Reis Services, at a salary and target bonus not less than that provided for in his employment agreement, and the employment is at a physical location as set forth in the definition of “Good Reason,” as it relates to Mr. Cantaluppi.

•	“Equity Acceleration” means the immediate vesting of all of the executive officer’s outstanding equity awards.

•	“Good Reason” means:

•

for Mr. Lynford, he may terminate employment at any time upon not less than 10 day’s prior written notice to the Company or Reis Services, for (i) a material diminution in his duties or responsibilities, demotion or a change for any reason in his direct reporting relationship to other than the Company Board or a committee thereof (or, following a Change of Control, reorganization of either the Company or Reis Services, or the Shares ceasing to be publicly traded, a change for any reason in his direct reporting relationship to other than the board of directors of any successor or acquiring entity (including the ultimate parent of any such successor or acquiring entity), whether such successor or acquiring entity (or its ultimate parent) is a public, private or other form of corporation, limited liability company, partnership, holding company, hedge fund, private equity firm, investment firm or other form of entity); (ii) his being removed from, not nominated for re-election to, or not re-elected to the Company Board, other than for Cause or at his request; (iii) the Company’s or Reis Services’ (or any of their successors’ or acquiring entities’) material breach of the employment agreement which is not cured within 20 days of written notice thereof; (iv) his being required to report to an office to work on a regular basis at a location outside of a 30-mile radius from 530 Fifth Avenue, New York, New York; (v) a reduction of his gross annual base salary or target bonus; (vi) any failure by the Company or Reis Services to obtain the assumption in writing of any of their obligations to perform any agreement between them and Mr. Lynford (A) by any successor to all or substantially all of the assets of either the Company or Reis Services or (B) by any successor or acquiring entity upon a Change of Control of either the Company or Reis Services, in either case whether by operation of law or contractually, as of the date of such transaction; or (vii) he is not for any reason the most senior executive officer responsible for all business units, functions and departments of either the Company or Reis Services (including, without limitation, sales, marketing, accounting/finance, legal, information technology, human resources, research & development, operations, and all divisions and product lines) (any such business unit, function or department, a “Department”) (or, following a Change of Control, reorganization of either the Company or Reis Services, or the Shares ceasing to be publicly traded, he is not for any reason the most senior executive officer of any successor or acquiring entity (including the ultimate parent of any such successor or acquiring entity) responsible for all Departments of such successor or acquiring entity (or its ultimate parent), whether such successor or acquiring entity (or its ultimate parent) is a public, private or other form of corporation, limited liability company, partnership, holding company, hedge fund, private equity firm, investment firm or other form of entity).

•

for Mr. Garfield, he may terminate employment at any time upon not less than 10 day’s prior written notice to the Company or Reis Services, for (i) a material diminution in his duties or responsibilities, demotion or a change for any reason in his direct reporting relationship to other than Mr. Lynford; (ii) his being removed from, not nominated for re-election to, or not re-elected to the Company Board, other than for Cause or at his request; (iii) the Company’s or Reis Services’ (or any of their successors’ or acquiring entities’) material breach of the employment agreement; (iv) his being required to report to an office to work on a regular basis at a location outside of a 30-mile radius from 530 Fifth Avenue, New York, New York; (v) a material reduction of his gross annual base salary or target bonus; or (vi) any failure by the Company or Reis Services to obtain the assumption in writing of any of their obligations to perform any agreement between them and Mr. Garfield (A) by any successor to all or substantially all of the assets of either the Company or Reis Services or (B) by any successor or acquiring entity upon a Change of Control of either the Company or Reis Services, in either case whether by operation of law or contractually, as of the date of such transaction.

•

for Mr. Sander, he may terminate employment at any time upon not less than 10 day’s prior written notice to Reis Services, for (i) a material diminution in his compensation, duties or responsibilities, or a material demotion; (ii) the Company’s or Reis Services’ material breach of the employment agreement which is not cured within 20 days of written notice thereof; or (iii) his being required to report to an office to work on a regular basis at a location outside of a 30-mile radius from 530 Fifth Avenue, New York, New York;

•

for Mr. Cantaluppi, (i) a material diminution in his duties or responsibilities, or a material demotion; (ii) the Company’s or Reis Services material breach of the employment agreement; or (iii) his being required to report to an office to work on a regular basis at a location outside of Manhattan, Northern New Jersey or outside a 50-mile radius of 530 Fifth Avenue, New York, New York as long as the location is not east of the Hudson River, other than Manhattan. In the event of a Change of Control, Good Reason shall also include any deviation from Comparable Employment. Mr. Cantaluppi must provide written notice of termination for Good Reason to the Company no later than 40 days following the date on which arises the event(s) giving him the right to assert such termination and the Company or Reis Services, as applicable, must have an opportunity to cure the condition within 30 days following delivery of the notice.

•	“Health Benefits” means reimbursement of the cost of COBRA health benefits for the executive officer and his spouse and eligible dependents.

•	“Pro Rata Bonus” means the pro rata portion of the executive officer’s target bonus for the year of termination.

Continuing Employees—Post-Closing Covenants

Moody’s has agreed in the Merger Agreement that, for a period of one (1) year following the closing of the Merger, Moody’s will, or will cause the Surviving Corporation or any of Moody’s or the Surviving Corporation’s respective affiliates to, provide to each individual who, immediately before the Effective Time is an employee of the Company or any of its subsidiaries, including any individual on short-term disability leave immediately before the Effective Time (each, a “Continuing Employee”), with (i) at least the same salary or hourly wage rate provided to such Continuing Employee immediately before the Effective Time, (ii) at least the same short term (annual or more frequent) cash bonus opportunity provided to such Continuing Employee immediately before the Effective Time, provided that, except as described below, the performance metrics and other terms and conditions applicable to the cash bonuses may be modified, (iii) to substantially all Continuing Employees, at least the same commission opportunity provided to such Continuing Employee immediately before the Effective Time, provided that the structure of such commission arrangements may be modified, and (iv) to each Continuing Employee, other employee benefits (excluding equity and equity based compensation, defined benefit pension benefits, early retirement benefits, and post-retirement medical benefits) that are not materially less favorable in the aggregate than those provided to such Continuing Employees as of the date of the Merger Agreement.

Moody’s has also agreed in the Merger Agreement that it will, or will cause the Surviving Corporation or any of Moody’s or the Surviving Corporation’s respective affiliates, to honor all severance, change of control and similar agreements disclosed to Moody’s in accordance with their terms as in effect as of the date of the Merger Agreement. Under the terms of the Merger Agreement, with respect to the Company’s annual cash incentive compensation plan (the “AIP”) for the 2018 performance year, Moody’s has agreed to pay bonuses to those Continuing Employees who participate in the AIP immediately prior to the Effective Time in accordance with the terms of the 2018 AIP and to make determinations of performance achievement and bonus payment amounts for the 2018 performance year in a manner consistent with the Company’s past practices. The AIP bonus payments for the 2018 performance year, if any, will be made to those eligible Continuing Employees at the time the Company has historically paid annual bonuses, provided that if an eligible Continuing Employee is terminated without cause following the closing of the Merger but prior to the time the AIP bonus payments for the 2018 performance year are made, such Continuing Employee will continue to be eligible for a prorated AIP bonus payment for the 2018 performance year, based on the amount of time such Continuing Employee was employed in 2018, payable at the same time as the AIP bonuses are paid to other eligible employees in respect of the 2018 performance year.

In addition, with respect to any employee benefit plan or arrangement of Moody’s, the Surviving Corporation and their respective affiliates, including severance and vacation or other paid-time off benefits made available to any Continuing Employee after the Effective Time (other than any defined benefit pension plan and any equity plan) (the “New Plans”), Moody’s has agreed in the Merger Agreement that (i) each Continuing Employee will receive credit for years of service with the Company before the Effective Time for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual), except to the extent such credit would result in a duplication of accrual of benefits or with respect to New Plans created after the Effective Time for which similarly situated employees of Moody’s or the applicable affiliate do not receive past service credit, (ii) to the extent commercially practicable, at the Effective Time, any waiting time limitation in any New Plan will be waived to the extent such waiting time was satisfied under the similar or comparable Company benefit plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (iii) to the extent commercially practicable, all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan will be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time.

Director Compensation

Each of the Company’s non-employee directors holds Company RSUs that, under the RSUs’ terms, are vested upon grant, but for which the underlying Shares are not deliverable until six (6) months after the termination of the directors’ service on the Company Board, except that in the event of a change of control of the Company, the Shares become deliverable in connection with such event. Under the terms of the Merger Agreement the outstanding RSUs held by the non-employee directors will be treated in a manner similar to any employees who hold unvested RSU awards at the time of the Merger. Pursuant to the Merger Agreement, each Company RSU that is outstanding shall be, to the extent not already vested, vested and each Company RSU will be automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price multiplied by the number of Shares underlying the Company RSUs, promptly after the Effective Time.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Acceptance Time, the compensation committee of the Company Board, or its independent directors, to the extent required under applicable law, will take all steps that may be necessary or advisable to cause all amounts payable to holders of Company Options and Company RSUs to satisfy the requirements of the non-exclusive safe harbor provisions set forth in Rule 14d-10(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Director and Officer Indemnification and Insurance

Until the sixth anniversary of the Effective Time (plus 90 days) (the “Indemnity Period”), Moody’s and the Surviving Corporation will indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries (the “Indemnified Persons”) against any costs, expenses or losses in connection with any action arising out of or pertaining to the fact that the Indemnified Person is or was serving as a director, officer or employee of such other Person at the request of the Company, whether asserted or claimed before, at or after, or occurring before or at, the Effective Time, and provide advancement of expenses to the Indemnified Persons, to the fullest extent permitted by applicable law. Neither Moody’s nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment for any legal action pending or threatened in writing to which an Indemnified Person is a party (and in respect of which indemnification under the Merger Agreement could be sought) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such claim.

For the six (6) years following the Effective Time, Moody’s and the Surviving Corporation have agreed to maintain the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time so long as Moody’s and the Surviving Corporation are not required to pay an annual premium in excess of 350% of the last annual premium paid by the Company for such insurance before the date of the Merger Agreement (such 350% amount being the “Maximum Premium”). If Moody’s or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Moody’s and the Surviving Corporation will, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of such arrangements, before the Effective Time, the Company will be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described above and, if the Company elects to purchase such a policy before the Effective Time, then Moody’s and the Surviving Corporation’s obligations will be satisfied so long as Moody’s and the Surviving Corporation cause such policy to be maintained in effect for a period of six (6) years following the Effective Time.

Section 16 Matters

The Merger Agreement provides that prior to the Acceptance Time, the Company will take such steps as may be reasonably required to cause the disposition of the Company’s equity securities, including derivative securities, pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 under the Exchange Act.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board

At a meeting held on August 29, 2018, the Company Board unanimously:

•	approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•

determined that it is in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement;

•	resolved that the Merger shall be governed by and effected under Section 3-106.1 of the MGCL; and

•	resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the terms of the Offer.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Company Board and members of the Company’s senior management periodically review and assess the Company’s operations, financial performance and competitive position, as well as industry trends, prospects for continued growth, ongoing investments in the business, the Company’s ongoing quarterly dividend payment commenced in the second quarter of 2014 and share repurchases, in order to enhance stockholder value.

On February 1, 2018, the Company Board held a meeting attended by members of management, and representatives of Fried, Frank, Harris, Shriver & Jacobson LLP, the Company’s outside law firm (“Fried Frank”). At the meeting, the Company Board discussed matters relating to the Company’s strategic direction, the Company’s growth prospects and management succession. As part of that discussion, the Company Board discussed the potential consideration of strategic alternatives as a means to further enhance stockholder value. The Company Board also discussed the potential for retaining a financial advisor to assist in assessing whether to initiate a strategic review process for a potential sale or other transaction involving the Company, and authorized management to recommend a financial advisor to assist the Company Board in making this assessment.

On February 7, 2018, the Company Board held a meeting attended by members of management and representatives of both Fried Frank and Canaccord Genuity, a full service international investment bank that had in the past supported the Company in connection with its dividend policy and other strategic matters (“Canaccord”). At the meeting, representatives of Canaccord presented to the Company Board Canaccord’s qualifications to serve as financial advisor to the Company, including its expertise in advising public companies in connection with the review of strategic alternatives, the experience of the Canaccord team and their knowledge and experience with the Company. The representatives of Canaccord also discussed with the Company Board the Company’s financial profile, management’s financial projections for the Company compared to consensus estimates published by financial analysts, trading statistics for the Company compared to similar statistics for comparable companies, mergers and acquisition activity in the Company’s industry, strategic alternatives potentially available to the Company, a potential timeframe and potential frameworks for evaluating strategic alternatives for the Company and the advantages and disadvantages of each. A representative of Fried Frank reviewed with the Company Board each director’s duties in connection with a potential review of strategic alternatives. After discussion, the Company Board instructed management to engage in discussions with Canaccord regarding the terms of the Company’s potential engagement of Canaccord to serve as financial advisor to the Company in connection with a potential review of the Company’s strategic alternatives and requested that representatives of Fried Frank obtain from Canaccord a summary of its relationships with certain potential acquirors of the Company.

Following the February 7, 2018 meeting of the Company Board, Mark Cantaluppi, Vice President and Chief Financial Officer of the Company, conducted a review of market data regarding financial advisor fees and engaged in discussions with Canaccord regarding the terms of the Company’s potential engagement of Canaccord. In addition, representatives of Fried Frank obtained from Canaccord a summary of its relationships with certain potential acquirors of the Company.

On March 7, 2018, the Company Board held a meeting attended by members of management and representatives of both Fried Frank and Canaccord. At the meeting, representatives of Canaccord discussed with the Company Board the Company’s financial profile, management’s financial projections for the Company, an update on trading statistics for the Company compared to similar statistics for comparable companies and on mergers and acquisition activity in Company’s industry, a preliminary financial analysis of the Company, potentially interested acquirors of the Company and a potential timeframe and process for engaging in a review of the Company’s strategic alternatives. Mr. Cantaluppi reviewed with the Company Board the terms negotiated with Canaccord for its engagement to serve as the Company’s financial advisor. A representative of Fried Frank discussed with the Company Board Canaccord’s relationships with certain potential acquirors of the Company and again reviewed with the Company Board each director’s duties in connection with a potential review of strategic alternatives. After discussion, the Company Board determined to commence a process for the review of the Company’s strategic alternatives and authorized the Company to issue a public announcement of that process. The Company Board also authorized the engagement of Canaccord to serve as the Company’s financial advisor in connection with that process.

On March 8, 2018, the Company issued a press release announcing the Company Board’s commencement of a process to explore strategic alternatives focused on enhancing stockholder value.

Thereafter, during March and April representatives of Canaccord contacted or were contacted by 99 potentially interested parties, including both strategic acquirors and financial sponsors (as discussed below, subsequently three (3) additional potentially interested parties contacted representatives of Canaccord, for a total of 102 interested parties involved in the process). Of the 99 initial interested parties, 41 entered into confidentiality agreements with the Company and received materials containing confidential information, including management’s financial projections for the Company. Each of the confidentiality agreements entered into by the Company with potential bidders included a customary standstill provision, but allowed those potential bidders, after the announcement of a transaction with the Company, to propose to the Company Board an alternative transaction with the Company. During this time, members of management of the Company as well as representatives of both Canaccord and Fried Frank periodically provided informational updates to the Company Board regarding the status of the process.

One (1) of the potentially interested parties that entered into a confidentiality agreement with the Company and received materials containing confidential information, referred to as Party A, is a competitor of the Company. As a result, the Company Board instructed representatives of Canaccord to contact Party A and request that its outside legal counsel contact Fried Frank to discuss their views regarding likelihood and potential timeframe for obtaining antitrust clearance for a potential transaction involving Party A and the Company.

On April 19, 2018, a representative of Party A’s outside legal counsel contacted a representative of Fried Frank to coordinate a call to discuss the antitrust considerations associated with a potential transaction involving Party A and the Company.

On April 26, 2018, representatives of Party A’s outside legal counsel and Fried Frank had a call to discuss the antitrust considerations associated with a potential transaction involving Party A and the Company. Party’s A outside legal counsel discussed their preliminary analysis of the antirust considerations associated with a transaction between Party A and the Company and acknowledged that there was antitrust risk associated with such a transaction.

In late April, the Company received non-binding preliminary indications of interest to acquire the Company from six (6) parties, including one (1) strategic acquiror and five (5) financial sponsors (some of which owned businesses with which they would propose to combine the Company):

•

Party A, the one (1) strategic acquiror, submitted an indication of interest at a price reflecting a total equity value of the Company of $330,000,000, representing price per Share of approximately $27.27.

•	Party B submitted an indication of interest at a price “in the area of” $25.00 per Share.

•	Party C submitted an indication of interest with a price range between $22.50 – $25.00 per Share.

•	Party D submitted an indication of interest at price of $26.00 per Share.

•	Party E submitted an indication of interest at price of $24.35 per Share.

•	Party F submitted an indication of interest with a price range between $23.00 – $24.50 per Share.

On April 30, 2018, the Company Board held a meeting attended by members of management and representatives of both Fried Frank and Canaccord. At the meeting, a representative of Canaccord provided a summary of the six (6) non-binding indications of interest received. The Company Board reviewed the non-binding indications of interest described above, each party’s financial ability to complete a transaction, and each party’s expected timing for completing due diligence and finalizing definitive agreements.

At the meeting, a representative of Fried Frank described to the Company Board the discussions representatives of Fried Frank had with representatives of Party A’s outside counsel and discussed with the Company Board the antitrust risks associated with a potential transaction with Party A, including that any such transaction would likely be subject to detailed review by the U.S. Federal Trade Commission (the “Federal Trade Commission”) that could take between 9 to 12 months after the signing of a definitive agreement and the potential challenges to obtaining clearance from the Federal Trade Commission for such a transaction. The Company’s management discussed with the Company Board the due diligence request provided by Party A in connection with its indication of interest and the potential risks to the Company and its business associated with providing the requested due diligence information to Party A in light of it being a competitor of the Company. After discussion, the Company Board determined that in light of the significant potential antitrust concerns associated with a potential transaction between the Company and Party A, as well as related commercial considerations, it was not in the best interest of the Company and its stockholders for Party A to be invited to continue in the process.

Following the Company Board meeting on April 30, 2018, at the Company Board’s request, Canaccord invited Parties B, C, D, E and F (the “Continuing Parties”) to participate in management presentations and the next phase of the due diligence process for a potential acquisition of the Company. In addition, at the request of the Company Board, on April 30, 2018 representatives of Canaccord reached out to Party A to offer it the opportunity to have its outside counsel further engage with representatives of Fried Frank to explore whether there were potential approaches to addressing the antitrust risk associated with a transaction between Party A and the Company. Party A’s outside counsel did not subsequently contact Fried Frank.

On May 7, 2018, Canaccord sent instructions to each of the Continuing Parties regarding submission of updated proposals for a potential acquisition of the Company, which requested, among other things, that each Continuing Party submit detailed comments to a draft merger agreement to be prepared by Fried Frank, along with an updated final proposal by June 14, 2018.

On May 8, 2018, the Continuing Parties were granted access to a virtual data room, which contained copies of detailed confidential information regarding the Company.

Between May 14, 2018 and May 18, 2018, management presentations were held with each of the Continuing Parties in New York, New York.

On May 21, 2018, the Company Board held an informational session attended by members of management and representatives of both Fried Frank and Canaccord. At the session, a representative of Fried Frank discussed with the Company Board proposed drafts of a merger agreement and a tender and support agreement that the founders of the Company, Lloyd Lynford, its President and Chief Executive Officer, and Jonathan Garfield, its Executive Vice President, would be prepared to execute in connection with signing of a definitive merger agreement, each director’s duties in evaluating the potential terms of these agreements and a potential transaction timeline. After discussion, the Company Board authorized management to include drafts of the merger agreement and tender and support agreement in the virtual data room for review and comment by the Continuing Parties.

Between May 21, 2018 and May 26, 2018, each of Parties D, E and F informed Canaccord that they did not to intend to submit a final proposal.

Between May 21, 2018 and June 8, 2018, each of Party B and Party C and their respective advisors engaged in due diligence review of the Company via written questions, meetings and calls. During this period, Party B and its advisors participated in six (6) due diligence meetings with representatives of Canaccord and Company management, and Party C and its advisors participated in 11 due diligence meetings with representatives of Canaccord and Company management.

On May 24, 2018, David Platt, Managing Director and Head of Corporate Development for Moody’s, called Mr. Cantaluppi, to express interest in learning more about the Company and its strategic alternatives process. Mr. Cantaluppi advised Mr. Platt that he would register Moody’s interest with Canaccord and that Canaccord would contact Moody’s and provide guidance on potential next steps. Later that day, representatives of Canaccord called Mr. Platt and to discuss Moody’s potential interest in a transaction involving the Company.

Also on May 24, 2018, at the request of the Company Board, a representative from Fried Frank called Party A’s outside legal counsel to again seek to determine their willingness to explore whether there were potential approaches to addressing the antitrust risk associated with a transaction between Party A and the Company. Party A’s outside counsel did not respond to the call from the Fried Frank representative.

On May 25, 2018, the Company entered into a confidentiality agreement with Moody’s. On May 26, 2018, Canaccord provided Moody’s with the confidential information regarding the Company as well as access to several video presentations about the Company and its products and services. Canaccord also provided Moody’s with a process letter outlining the anticipated timing for a potential transaction and requesting that Moody’s submit a preliminary non-binding indication of interest by June 1, 2018.

On May 29, 2018 and May 30, 2018, representatives of Canaccord had discussions with Mr. Platt regarding the transaction process. Mr. Platt indicated that Moody’s would not be able to meet the non-binding proposal submission deadline of June 1, 2018 because (i) Moody’s needed time to perform additional financial analysis and (ii) Moody’s management needed to obtain certain internal approvals prior to submitting the non-binding proposal.

On June 8, 2018, the Company Board held an informational session attended by members of management and representatives of both Fried Frank and Canaccord. At the session, a representative of Canaccord presented an update on the status of the transaction process to the Company Board, including discussion of the ongoing due diligence by each of Party B and Party C. A representative of Canaccord also informed the Company Board that Moody’s had executed a confidentiality agreement and described Canaccord’s discussions with Mr. Platt.

On June 11, 2018, Moody’s submitted to the Company an indication of interest proposing to acquire the Company for a cash price of $22.86 per Share. The proposal indicated that the transaction was not conditional on financing and was subject to additional diligence among other matters.

On June 14, 2018, Party C submitted to the Company a non-binding proposal to acquire the Company for a purchase price of $24.50 per Share. Party C’s proposal indicated that Party C would require outside financing, and included a draft equity commitment letter, debt financing highly confident letters, markups of the draft merger agreement and tender and support agreement and a request for exclusivity. Party C’s proposal did not include financing commitment letters.

Also on June 14, 2018, Party B submitted to the Company a letter stating it did not to intend to submit a final proposal.

On June 15, 2018, representatives of Canaccord communicated to Mr. Platt that Moody’s proposed purchase price of $22.86 per Share was lower than offers from other potential bidders in the transaction process. Canaccord asked Moody’s to consider revising the $22.86 per Share proposal. Mr. Platt indicated that Moody’s would like access to more comprehensive due diligence materials and have a meeting with the Company’s management team in order to consider updating its financial analysis and potentially the per Share offer price reflected in its June 11, 2018 indication of interest. Representatives of Canaccord indicated that they would coordinate the management meeting requested by Moody’s and arrange for Moody’s and its advisors to receive access to a virtual data room containing due diligence materials. On June 17, 2018, the Company provided Moody’s with access to the virtual data room.

On June 18, 2018, the Company Board held an informational session attended by members of management and representatives of both Fried Frank and Canaccord. At the session, a representative of Canaccord presented an update on the status of the process to the Company Board, including a discussion of the proposal received from Party C and the indication of interest received from Moody’s. A representative from Fried Frank presented a summary of the key legal terms of Party C’s proposal. The Company Board and members of management discussed Party’s C’s request for exclusivity and determined to decline the request.

On June 19, 2018, members of senior management of the Company, including Mr. Lynford, Mr. Garfield, Mr. Cantaluppi, and William Sander, the Company’s Chief Operating Officer, met with Keith Berry, Moody’s Executive Director and Head of Emerging Business Unit, and members of Moody’s internal due diligence team to discuss the Company’s products, database and operations, sales and marketing and financials.

Also on June 19, 2018, representatives of Canaccord contacted Party C to discuss the status of Party C’s financing commitment.

On June 21, 2018, a representative from Canaccord contacted Mr. Platt to discuss the recent management presentation held on June 19, 2018. Mr. Platt confirmed that Moody’s remained interested in acquiring the Company for a purchase price of $22.86 per Share. Representatives of Canaccord informed Mr. Platt that Moody’s could expect to receive the Company’s view of potential next steps by June 25, 2018.

On June 21, 2018, a representative of a financial sponsor reached out to a representative of Canaccord and expressed interest in participating in the process. The Company subsequently executed a confidentiality agreement with the financial sponsor and provided it with confidential information regarding the Company. This financial sponsor did not submit an indication of interest.

During the week of June 18, 2018, representatives of Fried Frank held discussions with representatives of Party C’s outside legal counsel regarding the markups of merger agreement and tender and support agreements submitted by Party C.

On June 24, 2018, Company management and Canaccord conducted a call with Party C to discuss outstanding business and financial due diligence requests and related matters.

On June 25, 2018, representatives from Canaccord communicated to Mr. Platt that Canaccord needed to confer with the Company Board before providing Moody’s with a response regarding potential next steps.

On June 25, 2018, the Company Board held an informational session attended by members of management and representatives of both Fried Frank and Canaccord. At the session, a representative of Canaccord presented an update on the status of the process to the Company Board, including the June 24, 2018 discussion between Company management, Canaccord and Party C regarding due diligence and related transaction matters. A representative of Fried Frank also reviewed with the Company Board each director’s duties, and presented a summary of the terms of the merger and tender and support agreements discussed with representatives of Party C. In addition, the Company Board discussed how to proceed with Moody’s and determined to allow Moody’s access to additional due diligence materials.

On June 26, 2018, representatives of Canaccord communicated to Mr. Platt that the Company had agreed to allow Moody’s access to additional due diligence materials so that Moody’s could continue to proceed with its evaluation of the Company. Access to such due diligence materials was provided to Moody’s on the following day via the virtual data room.

On June 27, 2018, Party C submitted to the Company a revised proposal to acquire the Company for a purchase price of $22.00 per Share.

Later on June 27, 2018, the Company Board held an informational session attended by members of management and representatives of both Fried Frank and Canaccord. At the session, the Company Board discussed the revised proposal from Party C and determined to reject Party C’s revised proposal. The Company Board instructed Canaccord to communicate to Party C to express that its revised final proposal was not acceptable.

On June 28, 2018, a representative of Canaccord contacted a representative from Party C to communicate the Board’s determination regarding its revised proposal.

Between June 29, 2018 and August 1, 2018, a number of lengthy due diligence meetings were held both in person and by conference call among various representatives of the Company and Moody’s and their respective external advisers, during which in-depth due diligence was conducted on various areas of the Company and its business, such as product development, sales, finance, human resources, information technology, legal, real estate, treasury, tax, insurance and compliance.

On July 11, 2018, representatives of Canaccord contacted Mr. Platt and communicated that the Company would expect Moody’s final acquisition proposal in late July or early August.

On July 13, 2018, the Company Board held an informational session attended by members of management and representatives of both Fried Frank and Canaccord. At the session, a representative of Canaccord discussed the status of Moody’s due diligence review.

On July 18, 2018, Party C reached out to a representative of Canaccord and indicated that Party C remained interested in acquiring the Company at its revised proposal as submitted on June 27, 2018.

Also on July 18, 2018, Mr. Lynford met with Mr. Berry of Moody’s to discuss the Company’s business, customer relationships and organizational structure.

On July 19, 2018, Mr. Platt communicated to representatives of Canaccord that due diligence was proceeding as planned.

On July 25, 2018, representatives of Canaccord had a call with Mr. Platt and members of his team. During this call, Mr. Platt indicated that Moody’s had the information necessary to discuss a potential transaction at meetings with Raymond McDaniel, Moody’s Chief Executive Officer, and Mark Almeida, President of Moody’s Analytics, scheduled for July 30, 2018 and July 31, 2018.

On July 26, 2018, representatives of Canaccord received a call from a representative of a potential strategic acquiror expressing an interest in participating in the Company’s process. The representative of Canaccord invited the strategic acquiror to submit an indication of interest based on public information and indicated that if the indication of interest was attractive the Company would be prepared to enter into a confidentiality agreement and provide confidential information to the party. The party subsequently informed representatives of Canaccord that it would not be submitting an indication of interest.

On July 30, 2018, the Company Board held an informational session attended by members of management and representatives of Fried Frank. At the session, Mr. Cantaluppi discussed with the Company Board the status of Moody’s ongoing due diligence review. The Company Board also discussed the July 18, 2018 communication from a representative of Party C to a representative of Canaccord.

On August 1, 2018, representatives of Canaccord held a call with Mr. Platt to discuss the result of Mr. Platt’s meetings with both Mr. McDaniel and Mr. Almeida. Mr. Platt informed Canaccord that the meetings went well, that both were supportive of bringing a proposed transaction with the Company to the Moody’s board of directors for approval.

Also on August 1, 2018, representatives of Moody’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom (“Skadden”) and a representative of Fried Frank discussed by conference call the status, certain findings and outstanding items of the ongoing due diligence investigation, as well as the timing for Moody’s to provide comments to the draft transaction documents.

On August 2, 2018, a representative of Skadden circulated to representatives of Fried Frank markups of the drafts of the merger agreement and the tender and support agreement included in the virtual data room.

On August 3, 2018, Mr. Lynford and Mr. Almeida met to discuss the status of the transaction process, certain intellectual property matters and anticipated next steps.

On August 6, 2018, Mr. Platt informed representatives of Canaccord that Moody’s had scheduled a board meeting on August 9, 2018 to discuss Moody’s proposal to acquire the Company.

On August 7, 2018, the Company Board held a meeting attended by members of management and representatives of both Fried Frank and Canaccord. At the meeting, a representative from Canaccord presented on the status of the process with Moody’s, including an overview of recent meetings and discussions. The representative from Canaccord also discussed the fact that Party C remained interested in a potential transaction at a price per share of $22.00. In addition, a representative from Fried Frank discussed with the Company Board the key terms of the markups of the merger and tender and support agreements received from Skadden.

Also on August 7, 2018, Fried Frank provided to Skadden revised drafts of the transaction documents, and on August 9, 2018 and August 10, 2018, Fried Frank and Skadden held conference calls to discuss and negotiate the terms of the draft transaction documents.

On August 9, 2018, Mr. Platt contacted representatives of Canaccord and noted that the Moody’s board of directors had approved Moody’s proposal, but two (2) board members who were unable to attend to the meeting needed to be briefed. Mr. Platt indicated that the briefing was scheduled for August 13, 2018, after which Moody’s would deliver its proposal.

In the evening on August 13, 2018, Mr. Platt contacted representatives of Canaccord and indicated Moody’s had received board approval to submit their proposal. Later that evening, Moody’s submitted a proposal to acquire the Company for a purchase price of $21.25 per Share.

In the morning on August 14, 2018, the Company Board held an informational session attended by members of management and representatives of both Fried Frank and Canaccord. At the session, the Company Board discussed the proposal submitted by Moody’s. The Company Board determined that the proposal received from Moody’s with a proposed purchase price of $21.25 per Share was not acceptable and instructed Canaccord and Fried Frank to cease any engagement with Moody’s, Skadden and Moody’s other advisors.

On August 16, 2018, a representative from Party C emailed Canaccord requesting a call that same day. On the call, the representative from Party C inquired about the status of the Company’s strategic alternatives process and indicated that Party C remained interested in acquiring the Company and would call back Canaccord with more information on potential terms.

On August 17, 2018, Mr. Almeida called Mr. Lynford to discuss the proposal that Moody’s submitted on August 13, 2018. Mr. Lynford expressed the Company’s dissatisfaction with the revised price of $21.25 per Share and indicated that the Company would not enter into a transaction at that price. Mr. Almeida agreed to discuss the proposal with the other members of Moody’s management involved in the transaction process to determine whether Moody’s would be amenable to increasing its price.

Also on August 17, 2018, the representative from Party C called Canaccord and indicated that Party C remained interested in acquiring the Company on the same terms as set forth in its revised proposal submitted on June 27, 2018 (which reflected a proposed purchase price of $22.00 per Share).

On August 18, 2018 and August 19, 2018, Mr. Almeida contacted Mr. Lynford to inform him that Moody’s management was working on a revised acquisition proposal and offered to meet Mr. Lynford on August 20, 2018 with Mr. McDaniel.

On August 20, 2018, Mr. Lynford met with Mr. Almeida and Mr. McDaniel. Mr. Almeida and Mr. McDaniel indicated that, subject to approval of the Moody’s board of directors, Moody’s would increase its proposed purchase price to $23.00 per Share, and Moody’s would also require a limited period of exclusivity to complete due diligence and finalize the terms of the draft transaction documents.

Also on August 20, 2018, Canaccord contacted Party C to determine whether Party C would be willing to increase the price per Share set forth in it revised final proposal. The representative from Party C stated that Party C was unlikely to increase the price above $22.00 per Share. On August 21, 2018, the representative from Party C emailed Canaccord to confirm that Party C remained interested in acquiring the Company for a price of $22.00 per Share, but not higher.

On August 21, 2018, Mr. McDaniel sent Mr. Lynford a letter indicating that Moody’s management would recommend to the Moody’s board of directors that the Moody’s board of directors approve an increased proposal to acquire the Company for $23.00 per Share, and on that basis requested that the Company grant Moody’s a limited period of exclusivity, within which to complete due diligence and negotiate the transaction documents.

Later on August 21, 2018, the Company Board held a meeting attended by members of management and representatives of both Fried Frank and Canaccord. At the session, Mr. Lynford presented a summary of the recent communications with representatives of Moody’s. The Company Board discussed the proposed sale to Moody’s at a price per Share of $23.00. At the request of the Company Board, a representative of Fried Frank again reviewed with the Company Board Fried Frank representatives’ prior discussions with, and outreach to, counsel to Party A and the antitrust risks associated with a potential transaction with Party A, including that any such transaction would likely be subject to detailed review by the Federal Trade Commission that could take between 9 to 12 months after the signing of a definitive agreement and the potential challenges to obtaining clearance from the Federal Trade Commission for such a transaction. The Company Board concluded that a sale to Moody’s at a price per Share of $23.00 in cash was in the best interests of the Company and its stockholders and the best way to maximize value for such stockholders. The Company Board resolved to grant Mr. Lynford and Company management authority to proceed with negotiations with Moody’s for a sale of the Company at a price of $23.00 per Share.

On August 22, 2018, Mr. Lynford communicated with Mr. McDaniel that the Company Board had reviewed and discussed Moody’s August 21, 2018 letter. Later in the day on August 22, 2018, Mr. McDaniel and Mr. Almeida spoke with Mr. Lynford and indicated that Moody’s would be sending across a new proposal to acquire Reis for $23.00 per Share and emphasized that Moody’s would move quickly, aiming to sign the definitive transaction documentation by the middle of the following week.

In the evening on August 22, 2018, Mr. McDaniel emailed Mr. Lynford with a revised final proposal setting forth an offer price of $23.00 per Share, as well as a draft exclusivity agreement which proposed a period of exclusivity ending September 4, 2018.

On August 23, 2018, Skadden circulated to Fried Frank revised drafts of the transaction documents.

On August 24, 2018, the Company Board held a meeting attended by members of management and representatives of both Fried Frank and Canaccord. At the session, a representative of Canaccord presented an update on the status of the process to the Company Board, including the revised proposal received from Moody’s. A representative of Fried Frank also reviewed with the Company Board the status of the transaction documents. The Company Board discussed the revised proposal received from Moody’s on August 22, 2018 and the request for a period of exclusivity. The Company Board approved granting Moody’s a period of exclusivity ending August 29, 2018.

Later on August 24, 2018, Mr. Lynford emailed Mr. McDaniel and Mr. Almeida to inform them that the Company Board had authorized Mr. Lynford to communicate that the Company was prepared to proceed with Moody’s at the increased offer price of $23.00 per Share. Mr. Lynford also indicated that the Company was willing to grant Moody’s a limited exclusivity period through August 29, 2018, and had instructed Fried Frank to work with Skadden to finalize the exclusivity agreement. Later that day, the Company and Moody’s entered into an exclusivity agreement that prohibited the Company from soliciting alternative acquisition proposals or engaging in discussions with other parties (subject to certain exceptions) through August 29, 2018.

Also on August 24, 2018, Mr. Lynford called Mr. Almeida to discuss the transaction, including the timeline and unresolved matters in the transaction documents.

On August 25, 2018, representatives of Skadden and representatives of Fried Frank discussed outstanding due diligence matters by conference call. Later that day, representatives of Fried Frank delivered to representatives of Skadden revised drafts of the transaction documents and ancillary disclosure schedules.

On August 26, 2018, Mr. Almeida communicated to Mr. Lynford that progress was being made on due diligence and negotiating of the transaction documents.

From August 26, 2018 to August 28, 2018, representatives of each of the Company and Moody’s and their respective legal counsel continued to negotiate and revise the provisions of the transaction documents and related disclosure schedules, and began discussions regarding the content of a joint press announcement.

On August 28, 2018, Mr. Lynford and Mr. Almeida discussed final outstanding due diligence requests and timing for finalizing the transaction documents. They also discussed the content of the parties’ draft joint press announcement regarding the transaction.

In the evening on August 28, 2018, the Company Board held a meeting attended by members of management and representatives of both Fried Frank and Canaccord. At the meeting, the Company Board discussed the status of the transaction documents, the timing for signing the transaction documents the following day, and the joint press release and final outstanding due diligence request items. A representative from Fried Frank reviewed with the Company Board each director’s duties in considering the proposed transaction with Moody’s, the principal terms of the proposed transaction with Moody’s and a proposed amendment to the Company Bylaws to establish certain courts located in Maryland, the Company’s state of incorporation, as the sole and exclusive forum for certain litigation involving the Company.

On August 29, 2018, representatives of each of the Company and Moody’s and their respective legal counsel continued to discuss the transaction documents, the joint press release and the communications plan. Mr. Almeida and Mr. Lynford also discussed a post-announcement visit by certain Moody’s representatives to the Company’s offices to meet with certain key Company employees.

In the afternoon on August 29, 2018, the Company Board held a meeting attended by members of management and representatives of both Fried Frank and Canaccord. At the meeting, representatives of Canaccord presented to the Company Board Canaccord’s financial analyses of the proposed Offer Price of $23.00 per Share and rendered to the Company Board its oral opinion, which Canaccord subsequently confirmed by the delivery of a written opinion dated August 29, 2018, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications set forth in the written opinion, the Offer Price of $23.00 per share in cash, to be paid to holders of the Company’s common stock (other than Moody’s, Purchaser and their respective affiliates) in the Offer and the subsequent Merger was fair, from a financial point of view, to such holders. Canaccord’s financial analysis and opinion are more fully described below in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.” The Company Board then unanimously approved and declared advisable the Merger Agreement, the Offer, the subsequent Merger and the other transactions contemplated by the Merger Agreement, determined that it was in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, resolved that the subsequent merger shall be effected under Section 3-106.1 of the MGCL and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

In the evening on August 29, 2018, the Company, Moody’s and Purchaser executed the Merger Agreement. Messrs. Lynford and Garfield each also executed a Tender and Support Agreement with Moody’s and Purchaser.

Before the opening of trading on the NASDAQ Stock Market on August 30, 2018, the Company and Moody’s issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Moody’s to acquire all the outstanding Shares of the Company at a price of $23.00 per Share in cash.

Reasons for the Company Board’s Recommendation

At a special meeting of the Company Board, held on August 29, 2018, the Company Board, after careful review of the terms of the Merger Agreement, facts and circumstances relating to the Offer and the Merger, the recommendation of the Company’s senior management, and the advice provided by the Company’s financial and legal advisors, unanimously approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, determined that it was in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, resolved that the Merger shall be effected under Section 3-106.1 of the MGCL and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. In granting such approvals and making such determinations and recommendation, the Company Board considered numerous factors, including the following non-exhaustive list of material factors and benefits of the Offer and Merger, each of which the Company Board believed supported its unanimous approval, determinations and recommendation:

•

Business, Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company, including the competitive nature of the Company’s industry and target markets; the Company’s relative small size and access to resources relative to its peers and resulting challenges to its ability to continue to grow as an independent company, the fact that the founders of the Company, Lloyd Lynford, the Company’s President and Chief Executive Officer, and Jonathan Garfield, the Company’s Executive Vice President, were approaching retirement age, and the related succession risks and general risks. The Company Board weighed the certainty of the stockholder’s receiving premium value for their Shares in the Offer and the Merger compared to the uncertainty that trading values of the Company’s common stock would approach the Offer Price in the foreseeable future.

•	Offer Price. The Company Board considered:

•	the then current and historical share prices of the Company, including the fact that the Offer Price represented:

•	a 31% premium to the closing price ($17.55) of the Company’s common stock on August 28, 2018, the last full trading day before the Company Board’s approval of the Merger Agreement,

•	a 19.7% premium to the Company’s volume weighted average stock price over the 30-day period ended on August 28, 2018 ($19.22),

•

a 15.6% premium to the closing price ($19.90) of the Company’s common stock on March 7, 2018, the last full trading day before the Company issued a press release on March 8, 2018 announcing the Company Board’s commencement of a process to explore strategic alternatives focused on enhancing stockholder value, and

•	a 23.1% premium to the Company’s volume weighted average stock price over the 30-day period ended on March 7, 2018 ($18.69);

•

the Company’s implied enterprise value based on the $23.00 per Share offer price reflected a multiple of 20.6x the Company’s earnings before interest, taxes, depreciation and amortization (excluding stock-based compensation expense and professional fees associated with the Company’s review of strategic alternatives) for the four-quarter period ended June 30, 2018, and that multiple compared favorably to similar multiples represented by the consideration paid in comparable transactions;

•

its view that it could take a significant period of time before the trading price of the Company’s common stock would reach and sustain at least the per Share offer price of $23.00, as adjusted for present value;

•	the fact that the Company negotiated an increase in the consideration payable in the Offer to $23.00 per Share from Moody’s proposal of $21.25 per Share submitted on August 13, 2018;

•

the fact that Moody’s characterized its final proposal of $23.00 per Share as its “best and final” offer and the Company Board’s belief that $23.00 per Share was in fact Moody’s “best and final” offer; and

•	the fact that Moody’s offer was not contingent on financing and would be paid in cash to the Company’s stockholders.

•

Strategic Review Process. The Company publicly disclosed by issuance of a press release on March 8, 2018 that the Company Board had commenced a process to explore strategic alternatives focused on enhancing stockholder value. Following this public announcement, the Company, with the assistance of Canaccord, conducted a comprehensive process, and contacted or were contacted by a total of 102 potentially interested parties, including 40 strategic acquirors (including Moody’s) and 62 financial sponsors (as more fully described above under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer”). Of these parties, 44 parties (including both strategic parties and financial sponsors) entered into confidentiality agreements with the Company and seven (7) parties (being, the five (5) Continuing Parties, Party A, a competitor of the Company, and Moody’s) submitted non-binding preliminary indications of interest. After considering the advice of Fried Frank regarding the antitrust risks associated with a potential transaction with Party A, including that any such transaction would likely be subject to detailed review by the Federal Trade Commission that could take between 9 to 12 months after the signing of a definitive agreement and the potential challenges to obtaining clearance from the Federal Trade Commission for such a transaction, and the Company’s management’s view of the potential risks to the Company and its business associated with providing due diligence information to Party A in light of it being a competitor of the Company, the Company Board determined it was not in the best interest of the Company and its stockholders for Party A to be invited to continue in the process. Only Moody’s and Party C submitted complete bid packages, including comments on the draft merger agreement and tender and support agreement; however Party C declined to increase its offer above $22.00 per Share. Through negotiations, the Company was able to increase Moody’s “best and final offer” to a price per Share of $23.00.

•

Canaccord’s Fairness Opinion and Related Analyses. The Company Board considered the financial analyses presented to the Company Board by Canaccord as well as oral opinion of Canaccord delivered to the Company Board on August 29, 2018, which was confirmed by delivery of a written opinion dated August 29, 2018, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Canaccord in connection with its opinion, the Offer Price to be paid to the holders of Common Stock of the Company pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, all as more fully described below under the caption “Item 4—Opinion of the Company’s Financial Advisor.”

•

Timing of Completion. The Company Board considered the anticipated timing of the consummation of the Offer and the Merger and the structure of the transaction as a tender offer for the Shares which, subject to the satisfaction or waiver of the applicable conditions in the Merger Agreement, should allow stockholders to receive the Offer in a relatively short time frame, followed by the second-step Merger that can be effected immediately following the consummation of the Offer without a meeting or vote of the Company’s stockholders under the MGCL.

•

Certainty of Consideration. The Company Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

•	Likelihood of Completion; Certainty of Payment. The Company Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•

the reputation and financial position of Moody’s (including in excess of $1 billion in cash, cash equivalents and short-term marketable securities on Moody’s balance sheet as of June 30, 2018) and Moody’s general ability to complete acquisition transactions, as indicated by Moody’s successful completion of two (2) investments in the data and analytics market in 2017;

•	the fact that there are not expected to be significant antitrust or other regulatory impediments;

•	the absence of any financing condition to consummation of the Offer or the Merger; and

•	the specificity and limited scope of the closing conditions to the Transactions

•

Terms of the Merger Agreement. The Company Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Company Board and management, and with the assistance of outside financial and legal advisors. Terms of the Merger Agreement supporting the Company Board’s belief that the Merger Agreement and the Transaction reflected the best value and other terms reasonably available to the Company and its stockholders (which are more fully described in “Section 13—“Conditions of the Offer” of the Offer to Purchase) include:

•

Minimum Condition. Consummation of the Offer is conditioned on there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received) which would represent at least a majority of the issued and outstanding Shares (excluding, for purposes of determining such majority, the total number of Shares owned by any of Reis’ wholly-owned subsidiaries).

•

Right to Consider Unsolicited Takeover Proposal. The Merger Agreement permits the Company Board, in furtherance of the exercise of each director’s duties under Maryland law, to provide interested parties with due diligence and non-public information and engage in negotiations with such interested parties in connection with an unsolicited bona fide Takeover Proposal (as defined in “Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase) if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with each director’s duties under Maryland law and that such Takeover Proposal either constitutes or could reasonably be expected to result in a Superior Offer (as defined in “Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase), subject to certain notice and confidentiality requirements in favor of Moody’s.

•

Termination Rights. Subject to the terms of the Merger Agreement, the Company Board may, in connection with a Superior Offer or Intervening Event, effect an Adverse Change Recommendation (as such terms are defined in “Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase), or cause the Company to terminate the Merger Agreement to enter into a binding written definitive acquisition agreement which the Company Board has determined, in good faith and pursuant to the Merger Agreement, constitutes a Superior Offer if the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with each director’s duties under Maryland law (as more fully described in “Section 1—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements,” in the Offer to Purchase).

The Company Board also considered a variety of risks and potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

•

No Participation in the Company’s Future. The Company Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company.

•

Non-Solicitation Covenant. The Company Board considered that the Merger Agreement restricts the Company’s solicitation of competing Takeover Proposals from third parties and prohibits the Company from engaging in discussions regarding competing Takeover Proposals unless, subject to certain terms and conditions in the Merger Agreement, the failure to engage in such discussions would be inconsistent with each director’s duties under Maryland law.

•

Termination Fee. The Company may be required to pay Moody’s a termination fee of $8,339,446 in cash in certain circumstances including if the Company terminates the Merger Agreement to accept a Superior Offer, or if Moody’s terminates the Merger Agreement because the Company Board has effected an Adverse Change Recommendation. The Company Board considered that the amount of the termination fee is comparable to termination fees in transactions of a similar size and nature, is reasonable, will not likely deter serious competing bidders and is not likely to be paid unless the Company enters into a more favorable transaction.

•

Interim Operating Covenants. The Merger Agreement imposes limited specified restrictions on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that may arise or any other actions the Company would otherwise take with respect to its operations pending consummation of the Merger.

•

Risks the Offer and the Merger May Not Be Completed. The Company Board considered the risk that (i) conditions to the parties’ obligations to complete the Offer or Merger may not be satisfied, (ii) consummation may be unduly delayed, or (iii) the Offer or the Merger may not otherwise be consummated despite the parties’ efforts. The Company Board also considered the potential resulting disruptions to the Company’s business in the event the Offer and the Merger are not consummated, including the diversion of management and employee attention, employee attrition, the effect on customers, subscribers, and others that do business with the Company and the potential effect on the trading price of the Shares.

•	Appraisal Rights. The Company Board considered that holders of Shares who do not tender their Shares in the Offer do not have appraisal rights under Maryland law.

•

Other Interested Party. The Company Board considered that other parties expressed interest in acquiring the Company, but at a lower Offer Price and/or with greater uncertainty around timely completing a deal. See above under the heading “—Background of the Offer.”

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but rather includes the principal factors considered by the Company Board. The Company Board collectively reached the conclusion to unanimously approve the Transactions, in light of the various factors described above and other factors that the Company Board, as applicable, believed were appropriate. The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing explanation of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in “Item 8—Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

Intent to Tender

As of August 24, 2018, the executive officers and directors of the Company beneficially owned, in the aggregate, 2,334,966 Shares (not including any Shares deliverable upon exercise or conversion of any Company Options or Company RSUs), representing approximately 20% of the then-outstanding Shares. To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers and directors currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer. In addition, Mr. Lynford and Mr. Garfield entered into the Tender and Support Agreements, pursuant to which each agreed to tender all of the Shares held by such stockholder to Purchaser in the Offer. See “Item 3. Subject Company Information—Agreements between the Company, Moody’s and Purchaser—Tender and Support Agreements.”

Certain Projections

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In March 2018, in connection with the Company’s strategic review process, the Company’s management prepared and provided to the Company Board and Canaccord unaudited forward-looking financial information for the fiscal years 2018 through 2020, and later revised to include years 2021 and 2022 (the “Forecasts”). The Forecasts were reviewed by the Company Board and discussed with management, and, at the direction of the Company Board, used by Canaccord for purposes of its opinion to the Company Board and related financial analyses. Certain of the Forecasts were also provided to Moody’s in connection with its due diligence review of the Company. A summary of the Forecasts is set forth below.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants or consultants. The Forecasts do not comply with GAAP. The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because these Forecasts were made available to the Company Board and Canaccord and certain of the Forecasts were provided to Moody’s. The Forecasts may differ significantly from publicized analyst estimates and forecasts or those prepared by other third parties and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such Forecasts not being achieved include, but are not limited to: failure to complete the Offer and consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with customers, employees, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in costs of defense; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Further, the Forecasts also do not include certain items that were viewed to be non-recurring and, therefore, not indicative of future trends in the business.

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and Canaccord or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of the Company, Canaccord, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company nor Canaccord intends to make publicly available any update or other revisions to these Forecasts. None of the Company, Canaccord or their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Moody’s or Purchaser, in the Merger Agreement or otherwise, concerning these Forecasts.

The estimates of Adjusted EBITDA, Unlevered Free Cash Flow and certain other financial results included in the Forecasts constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these Forecasts, stockholders are cautioned not to place undue, if any, reliance on these Forecasts.

The following is a summary of the financial forecasts for the fiscal years 2018 through 2022 included in the Forecasts:

Projected Income Statement for the Year Ending December 31,
(US$ in millions)	2018E	2019E	2020E	2021E	2022E
Revenue	$50.7	$58.5	$70.2	$80.7	$92.8
Total Expenses	49.2	52.7	57.2	63.4	70.8
Operating Income	1.5	5.8	13.0	17.3	22.0
Plus:
Depreciation & Amortization	9.3	9.1	9.1	9.3	9.5
Stock Based Compensation	2.6	2.9	3.1	3.2	3.7
Professional Fees	0.8	0.0	0.0	0.0	0.0
Adjusted EBITDA	$14.1	$17.7	$25.2	$29.8	$35.2

Calculation of Unlevered Free Cash Flow Used by Canaccord
(US$ in millions)	H2 2018(1)	2019E	2020E	2021E	2022E
Adjusted EBITDA	$8.5	$17.7	$25.2	$29.8	$35.2
Less:
Depreciation & Amortization	(4.7)	(9.1)	(9.1)	(9.3)	(9 5)
Taxes	(0.2)	(0.2)	(0.2)	(2.8)	(6.4)
Unlevered Net Income	3.5	8.4	15.9	17.7	19.3
Plus: Depreciation & Amortization	4.7	9.1	9.1	9 3	9.5
Plus/Less: Change In Net Working Capital	(1.9)	1.5	4.3	3.5	4.1
Less: Capital Expenditures	(4.1)	(8.7)	(9 0)	(9.4)	(9 8)
Unlevered Free Cash Flow	$2.3	$10.3	$20.3	$21.2	$23.0

(1)	These numbers reflect the period from July 1, 2018 to December 31, 2018.

Opinion of the Company’s Financial Advisor

Summary of Financial Analysis

Canaccord is acting as financial advisor to the Company in connection with the Offer and the Merger. At a meeting of the Company Board held on August 29, 2018 to evaluate the Offer and the Merger, Canaccord delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated August 29, 2018, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications set forth in the written opinion, the Merger Consideration of $23.00 per Share in cash, to be paid to the holders of Shares (other than Moody’s, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Canaccord’s opinion is attached to this Schedule 14D-9 as Annex A and is incorporated into this Schedule 14D-9 by reference. The description of Canaccord’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Holders of Shares are encouraged to read Canaccord’s opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Canaccord in connection with its opinion. Canaccord’s opinion was addressed to the Company Board, was only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and only addresses the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be paid to the holders of Shares (other than Moody’s, Purchaser and their respective affiliates) pursuant to the Merger Agreement. Canaccord’s opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger. Canaccord’s opinion is not intended to, and does not, constitute advice or a recommendation to any stockholder as to whether such holder should tender its Shares in the Offer or how such stockholder should otherwise act on any other matter with respect to the Merger. Canaccord’s opinion was necessarily based on securities, economic, monetary, market and other conditions as in effect on, and the information made available to Canaccord as of, August 29, 2018, the date of its opinion. Subsequent developments may affect the conclusions expressed in Canaccord’s opinion if such opinion were rendered as of a later date. Canaccord assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances or events occurring after the date of the opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Canaccord, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

analyzed certain internal financial statements and other business and financial information, including certain historical and projected financial and operating data concerning the Company provided to Canaccord by senior management of the Company and summarized above under “Certain Projections”;

•	conducted discussions with members of senior management of the Company regarding past and current operations and financial condition and the prospects of the Company;

•	compared the projected results of operations of the Company with those of certain publicly traded companies Canaccord deemed to be relevant and comparable to the Company;

•	compared the financial terms of the Merger with the financial terms of certain other acquisitions Canaccord deemed to be relevant and comparable to the Merger;

•	reviewed the terms of the Merger Agreement and the exhibits thereto furnished to Canaccord by the Company; and

•

reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as Canaccord deemed necessary, including an assessment of general economic, market and monetary conditions.

In connection with its review and arriving at its opinion, Canaccord has not independently verified any of the foregoing information, has relied on such information, has assumed that all such information is complete and accurate in all material respects, and has relied on assurances of the management of the Company that they are not aware of any facts that would make such information misleading. With respect to the internal financial forecasts and other forward-looking financial information provided to Canaccord by senior management of the Company, Canaccord has assumed, with the Company’s consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management. Canaccord has also assumed that the Offer and the Merger will be consummated upon the terms set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to Canaccord’s analysis. Canaccord has also assumed that, in the course of obtaining necessary regulatory and third party approvals and consents for the Offer and the Merger, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on the Company, Moody’s or the contemplated benefits of the Merger in any way meaningful to Canaccord’s analysis.

Canaccord’s opinion has been approved by a fairness committee of Canaccord in accordance with FINRA Rule 5150. Canaccord’s opinion is rendered on the basis of securities, economic and market conditions prevailing as of the date of the opinion and on the prospects, financial and otherwise, of the Company, known to Canaccord as of the date thereof. Subsequent developments may affect the conclusions expressed in the opinion if the opinion were rendered as of a later date, and Canaccord disclaims any obligation to advise any person of any change in any manner affecting the opinion that may come to Canaccord’s attention after the date of the opinion. Canaccord has not undertaken to reaffirm or revise the opinion or otherwise comment upon any events occurring after the date thereof and does not have any obligation to update, revise or reaffirm the opinion. Canaccord has not been requested to conduct and has not conducted, nor has Canaccord relied upon, any independent valuation or appraisal of any of the assets of the Company. Canaccord also has not evaluated the solvency of any party to the Merger Agreement under any state or federal laws, rules or regulations relating to bankruptcy, insolvency or similar matters. In addition, Canaccord has assumed, with the Company’s consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the financial statements of the Company provided to Canaccord.

Canaccord’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than Moody’s, Purchaser and their respective affiliates) of the Merger Consideration, and Canaccord expresses no opinion as to the fairness of the Offer or the Merger to the holders of any other class of securities, creditors or other constituencies of the Company. Canaccord’s opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger or any view on any other term or aspect of the Merger Agreement. Canaccord is not a legal, accounting, regulatory or tax expert and has relied on the assessments made by the Company and its advisors with respect to such matters. Canaccord has not considered, and expressed no opinion as to, the fairness of the amount or nature of the compensation to be paid to any of the Company’s officers, directors or employees, or class of such persons, relative to the Merger Consideration to be paid to the stockholders of the Company in the Offer and the Merger.

The following is a summary of the material financial analyses performed by Canaccord in connection with rendering its opinion dated August 29, 2018 described above. The following summary, however, does not purport to be a complete description of the factors considered or financial analyses performed by Canaccord, nor does the order of analyses described represent relative importance or weight given to those analyses by Canaccord. Some of these summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Canaccord’s financial analyses.

Selected Public Companies Analysis

Canaccord performed an analysis using a selected group, which attempts to imply the value of a company by comparing it to identified companies that are publicly traded. For purposes of this analysis, Canaccord identified the following group of ten publicly traded information services and real estate data and solutions companies that share similar business characteristics to the Company based on operational and/or financial metrics, which are referred to as the “selected public companies.” The selected public companies consisted of:

Public Company	Enterprise Value / LTM EBITDA		Enterprise Value / CY2018E EBITDA
Altus Group Limited	15.1	x	14.3	x
CoreLogic, Inc.	11.3	x	11.7	x
CoStar Group, Inc.	NM	(1)	37.8	x
FactSet Research Systems Inc.	20.0	x	19.6	x
IHS Markit Ltd.	17.6	x	16.9	x
Moody’s Corporation	16.2	x	17.0	x
RealPage, Inc.	30.5	x	26.4	x
RELX PLC	16.3	x	16.4	x
Thomson Reuters Corporation	24.7	x	30.4	x
Verisk Analytics, Inc.	20.3	x	19.7	x

(1)	Multiples greater than 50.0x shown as “NM” (not material).

Based on its review of the relevant metrics for each of the selected public companies, Canaccord calculated multiples of enterprise value to last twelve months (“LTM”) earnings before interest, taxes, depreciation and amortization (“EBITDA”) and estimated calendar year 2018 (CY2018E) EBITDA. For purposes of this analysis, Canaccord utilized EBITDA for the LTM period ended June 30, 2018. For purposes of this analysis, Canaccord utilized information regarding the selected public companies obtained from filings with the SEC, the Capital IQ database, other public sources, and market data as of August 28, 2018. Based on this information, Canaccord calculated multiples for the selected public companies as follows:

Selected Public Companies Analysis
Enterprise Value as a Multiple of:	Range (1st to 3rd Quartile)	Median
LTM EBITDA	16.2x - 20.3x	17.6x
CY2018E EBITDA	16.5x - 24.7x	18.3x

Based on the analyses and review of the multiples and ratios of the selected public companies, Canaccord selected representative ranges of enterprise value to LTM and estimated calendar year 2018 (CY2018E) EBITDA multiples derived from the data points for the selected public companies set forth in the table above based upon the application of its professional judgment. Canaccord then applied these multiples to the Company’s Adjusted EBITDA (defined as EBITDA excluding stock-based compensation expense and professional fees associated with the Company’s review of strategic alternatives) for the relevant period and calculated the implied enterprise value of the Company. Canaccord then added the Company’s cash and cash equivalents at June 30, 2018 of $15.0 million to such implied enterprise values to calculate the Company’s implied equity value, and then calculated a range for the implied per share equity value of the Company’s common stock based on the number of fully-diluted shares of common stock outstanding as of August 28, 2018 (calculated using the treasury stock method).

The following summarizes the results of this analysis:

Financial Statistic	Implied Per Share Equity Value	Median	Offer Price / Merger Consideration Per Share
LTM EBITDA	$18.43 - $22.72	$19.81	$23.00
CY2018E EBITDA	$20.48 - $29.97	$22.56	$23.00

Selected Precedent Transactions Analysis

Canaccord performed a precedent transactions analysis, which attempts to imply the value of a company based on publicly available financial terms of selected transactions. Canaccord selected the precedent transactions based on the similarity of products offered and markets served by the target company as compared to the Company based upon its professional judgment, as well as the financial position and other relevant financial metrics of the target companies. Each of these transactions was publicly announced on or after July 27, 2015.

Based on its review of the relevant metrics for each of the precedent transactions, Canaccord calculated the multiples of implied enterprise value to LTM EBITDA and next twelve months (“NTM”) EBITDA for each of the target companies in the precedent transactions for which public information was available. For purposes of this analysis, Canaccord utilized information regarding the precedent transactions obtained from filings with the SEC and other public sources. The selected precedent transactions were:

Announcement Date	Target	Acquiror	Enterprise Value / LTM EBITDA		Enterprise Value / NTM EBITDA
May 21, 2018	Ipreo Limited	IHS Markit Ltd.	N/A		16.1	x
April 20, 2018	ClickPayServices, Inc.	RealPage, Inc.	N/A		N/A
January 30, 2018	Thomson Reuters Corporation (Financial & Risk Business)	The Blackstone Group L.P.	10.4	x	10.6	x
September 12, 2017	Dominion Enterprises (ForRent Business)	CoStar Group, Inc.	25.7	x	N/A
August 21, 2017	Sequel Business Solutions Ltd.	Verisk Analytics, Inc.	20.8	x	N/A
May 15, 2017	Bureau van Dijk Electronic Publishing B.V.	Moody’s Corporation	22.9	x	21.0	x
March 20, 2017	BI-SAM Technologies	FactSet Research Systems Inc.	N/A		N/A
January 24, 2017	Axiometrics Inc.	RealPage, Inc.	N/A		N/A
January 5, 2017	CEB Inc.	Gartner, Inc.	15.2	x	14.3	x
October 14, 2016	PitchBook Data, Inc.	Morningstar, Inc.	N/A		N/A
July 11, 2016	Thomson Reuters Corporation (IP & Science Business)	Onex Corporation & Baring Private Equity Asia	11.3	x	N/A
October 26, 2015	Interactive Data Holdings Corporation	Intercontinental Exchange, Inc.	13.8	x	11.6	x
July 27, 2015	SNL Financial LC	McGraw-Hill Financial, Inc.	37.5	x	32.8	x

Canaccord calculated multiples for the selected precedent transactions as follows:

Selected Precedent Transactions Analysis
Enterprise Value as a Multiple of:	Range (1st to 3rd Quartile)	Median
LTM EBITDA	13.2x - 23.6x	18.0x
NTM EBITDA	12.2x - 19.8x	15.2x

Canaccord selected representative ranges of multiples derived from the data points for the precedent transactions based upon the application of its professional judgment. Canaccord then applied these multiples to the Company’s LTM Adjusted EBITDA and NTM Adjusted EBITDA as of June 30, 2018 and calculated the implied enterprise value of the Company. Canaccord then added the Company’s cash and cash equivalents of $15.0 million at June 30, 2018 to such implied enterprise values to calculate the Company’s implied equity value and then calculated a range for the implied per share equity value of the Company’s common stock based on the number of fully-diluted shares of common stock outstanding as of August 28, 2018 (calculated using the treasury stock method).

The following summarizes the results of this analysis:

Financial Statistic	Implied Per Share Equity Value	Median	Merger Consideration Per Share
LTM EBITDA	$15.20 - $26.12	$20.28	$23.00
NTM EBITDA	$17.72 - $27.77	$21.67	$23.00

Discounted Cash Flow Analysis

Canaccord performed an indicative discounted cash flow analysis of the Company to derive an implied per share equity value range for shares of the Company’s common stock based on the Company as a stand-alone entity. For purposes of this analysis, Canaccord utilized financial forecasts of the Company for the second half of 2018 and for calendar years 2019 through 2022 provided by the Company’s management. For purposes of this discounted cash flow analysis, Canaccord calculated unlevered free cash flow by tax-effecting earnings before interest and taxes (“EBIT”) (with EBIT calculated as Adjusted EBITDA less depreciation and amortization), adding depreciation and amortization, subtracting changes in non-cash net working capital, and subtracting capital expenditures. The range of implied enterprise values for the Company was determined by adding (1) the present value of the Company’s projected unlevered free cash flows from the second half of 2018 through 2022 and (2) the present value of the terminal value of the Company. In calculating the terminal value of the Company, Canaccord applied a perpetual growth rate range of 2.0%—4.0% to the Company’s estimated unlevered free cash flow after the year 2022. Canaccord selected this perpetual growth rate range based on the application of Canaccord’s professional judgment. The free cash flows and terminal values were discounted to present values at a discount rate range of 11.0%—13.0%, which was selected, upon the application of Canaccord’s professional judgment, to reflect the Company’s estimated range of weighted average cost of capital. Canaccord then added the Company’s cash and cash equivalents of $15.0 million at June 30, 2018 to such implied enterprise values to calculate the Company’s implied equity value and then calculated a range for the implied per share equity value of the Company’s common stock based on the number of fully-diluted shares of common stock outstanding as of August 28, 2018 (calculated using the treasury stock method).

The following summarizes the results of this analysis:

Implied Per Share Equity Value	Offer Price / Merger Consideration Per Share
$16.12-$23.78	$23.00

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Canaccord’s opinion. In arriving at its fairness determination, Canaccord considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Canaccord made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Merger.

Canaccord prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid to the holders of Shares (other than Moody’s, Purchaser and their respective affiliates) pursuant to the Merger Agreement. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Moody’s, Canaccord or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through negotiations between the Company and Moody’s and was approved by the Company Board. Canaccord provided advice to the Company Board during these negotiations. Canaccord, however, did not recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

Canaccord and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Canaccord and its affiliates may acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Moody’s, certain of their respective affiliates and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

In the prior two (2) years, Canaccord has not received compensation for investment banking or financial advisory services from either the Company (except as otherwise described in this Schedule 14D-9) or Moody’s. Canaccord may provide investment banking services to the Company, Moody’s or their respective affiliates in the future for which Canaccord may receive compensation.

The Company Board selected Canaccord as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement, dated as of March 7, 2018, the Company engaged Canaccord to act as its financial advisor in connection with the Merger, including the delivery of a fairness opinion as described above. Pursuant to the terms of the engagement letter, the Company agreed to pay Canaccord a fee of $500,000 for its services, plus a fee equal to 1.65% of the aggregate transaction consideration which is contingent upon consummation of the Merger (and against which the $500,000 fee is credited). It is estimated that Canaccord will receive an aggregate fee of approximately $4.3 million in connection with the Offer and the Merger. In addition, the Company has agreed to reimburse Canaccord for certain expenses and to indemnify Canaccord and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Canaccord in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” is incorporated by reference herein.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to the Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8.	ADDITIONAL INFORMATION.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s executive officers who are designated as a “named executive officer” in the Annual Report on Form 10-K/A filed by the Company on April 25, 2018, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes (1) that the closing of the Merger occurs on October 15, 2018, (2) the closing of the Merger constitutes a “change in control” for purposes of the Employment Agreements with the executives, (3) the employment of the executive will be terminated either by the Company without “Cause” or by the executive for “Good Reason” (as defined in the applicable Employment Agreements) effective as of the closing date, and (4) no named executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Acceptance Time, additional compensation or benefits. The amounts reported in the table regarding equity compensation are estimates based on the $23.00 per Share cash consideration payable under the Merger Agreement. In addition, all of the amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes that follow the table. As a result, the actual amounts, if any, that an executive officer receives may materially differ from the amounts set forth in the table.

Name	Cash ($)(1)	Equity Payments ($)(2)	Perquisites / Benefits ($)(1)	Other ($)	Total ($)(3)
Lloyd Lynford Chief Executive Officer & President	$2,360,156	$3,431,896	$53,132	$—	$5,845,184
Jonathan Garfield Executive Vice President	$1,761,979	$2,710,865	$69,871	$—	$4,542,715
William Sander President & Chief Operating Officer, Reis Services	$878,625	$763,048	$47,996	$—	$1,689,669
Mark Cantaluppi Vice President & Chief Financial Officer	$829,125	$434,010	$47,996	$—	$1,311,131

(1)

As described above, the cash and perquisites/benefits columns consist of the severance payments and benefits that would be received by the executive under his Employment Agreement in the event of a Qualifying Termination in connection with a Change of Control including: (i) for Messrs. Lynford and Garfield, a lump sum payment equal to 2.5 times the sum of the executive’s annual base salary and target bonus opportunity, (ii) for Messrs. Sander and Cantaluppi, a lump sum payment equal to 2.0 times the sum of the executive’s annual base salary, (iii) a pro rata target bonus for the year of termination, and (iv) reimbursement for the cost of COBRA continuation coverage for medical benefits (for 18 months (for Messrs. Lynford and Garfield) or nine (9) months (for Messrs. Sander and Cantaluppi)), including coverage of the estimated tax amount to be paid by the executive on this reimbursed amount.

These payments and benefits are considered “double-trigger” as they will only be payable in the event of a Qualifying Termination that occurs within 24 months (for Messrs. Lynford and Garfield) or 12 months (for Sander and Cantaluppi) following a Change of Control.

The payments estimated above are based on the compensation and benefit levels in effect as of, or immediately prior to the Effective Time of the Merger; therefore, if compensation and benefit levels are increased after the Effective Time, actual payments to an executive officer may be greater than those provided for above.

(2)

The equity value in this column represents the value that the named executive officer would receive in respect of the outstanding equity awards held by the named executive officer immediately prior to the Effective Time of the Merger that will vest (in the case of Company RSUs) and be cancelled and paid out (in the case of Company RSUs and Company Options) in connection with the occurrence of the Effective Time of the Merger (“single-trigger” payments). The named executive officers do not hold any unvested equity awards that would be considered to have a “double-trigger” feature (which type of award would vest on Qualifying Termination that occurs generally in connection with a change of control). Therefore, the full amount set forth above represents “single-trigger payments.”

The value of the estimated payments set forth above in connection with the cancellation and payment of the outstanding Company Options and the acceleration, cancellation and payment of the outstanding Company RSUs is based on $23.00, the per Share Merger Consideration. In the case of Company Options, the Merger Consideration is reduced by the per Share exercise price of the Company Option. The per Share exercise price for all of the Company Options held by Messrs. Lynford and Garfield is $8.025 and these awards have been fully vested since June 30, 2013. There are no outstanding Company Options for which the per Share exercise price is greater than the per Share cash consideration.

(3)	The amounts in this column represent the aggregate total of all compensation described in columns (1) through (3).

The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts for each named executive officer are as follows:

Name	Single - Trigger Payments ($)	Double - Trigger Payments ($)
Lloyd Lynford	$3,431,896	$2,413,288
Jonathan Garfield	$2,710,865	$1,831,850
William Sander	$763,048	$926,621
Mark Cantaluppi	$434,010	$877,121

Vote Required to Approve the Merger

The purpose of the Offer and the Merger is for Moody’s, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer, as a first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. Under Section 3-106.1 of the MGCL, if Moody’s, through Purchaser, acquires, pursuant to the Offer or otherwise at least the percentage of Shares that would be required to approve the Merger, (which percentage is equal to a majority of the total number of outstanding Shares entitled to vote on the Merger), the Merger may be effected without any further action by the stockholders of the Company. Accordingly, after the purchase of a majority of the Shares by Purchaser pursuant to the Offer, the parties will effect the Merger without a vote of the stockholders of the Company in accordance with Section 3 - 106.1 of the MGCL. As required by the Merger Agreement and Section 3-106.1 of the MGCL, all of the outstanding Shares not purchased pursuant to the Offer (other than any Shares owned immediately prior to the Effective Time by Moody’s or Purchaser or any subsidiary of Moody’s, Purchaser or the Company) will, in the Merger, receive the same amount and type of consideration that is being provided to the holders of Shares tendered in the Offer.

Short-Form Merger

Under Section 3-106.1 of the MGCL, if Purchaser acquires, pursuant to the Offer or otherwise, a majority of the outstanding Shares, Purchaser and Moody’s will be able to (and will be required by the Merger Agreement to) effect the Merger after completion of the Offer under the MGCL without any further action by the stockholders of the Company.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer or the Merger.

Anti-Takeover Statutes

The Company is incorporated under the laws of the State of Maryland and is governed by the MGCL and its charter and bylaws.

Business Combinations. Under the MGCL, certain “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five (5) years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer, issuance or reclassification of equity securities. An interested stockholder is defined as: (i) any person who beneficially owns directly or indirectly 10% or more of the voting power of the corporation’s outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner directly or indirectly of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder or an affiliate of an interested stockholder that was not exempted from the operation of the statute prior to the person becoming an interested stockholder generally must be recommended by the board of directors of the corporation and approved by two super-majority votes. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by this statute, the Company Board has exempted the transactions contemplated by the Merger Agreement, among other transactions, from the foregoing provisions of the MGCL.

Control Shares Acquisitions. The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock of the corporation in which the acquirer, officers of the corporation or directors who are employees of the corporation are entitled to exercise or direct the exercise of voting power in the election of directors are excluded from shares entitled to vote on the matter. Except as otherwise specified in Title 3, Subtitle 7, a “control share acquisition” means the acquisition of control shares. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is entitled to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

The control shares acquisition act does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

The Company’s bylaws contain a provision exempting any acquisition of the Company’s stock by any person from the foregoing provisions on control shares.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company is filing the Premerger Notification and Report Forms with the Antitrust Division and the Federal Trade Commission in connection with the purchase of Shares in the Offer and the Merger on September 13, 2018. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after such filings, unless earlier terminated by the Antitrust Division and the Federal Trade Commission or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the Federal Trade Commission assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the Federal Trade Commission could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Moody’s, Purchaser and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the articles of merger with the State Department of Assessments and Taxation of Maryland and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Moody’s or Purchaser’s acquisition or ownership of the Company Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, and June 30, 2018 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on the Company’s current beliefs and expectations. These forward-looking statements include: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by Moody’s and Purchaser in connection with the Offer.

Investors and stockholders of the Company are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 13, 2018 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on September 13, 2018, by Moody’s Corporation and Moody’s Analytics Maryland Corp. (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement, published September 13, 2018 in The New York Times (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)*	Opinion of Canaccord Genuity dated as of August 29, 2018 (included as Annex A to this Schedule 14D-9).

Exhibit No.	Description

(a)(5)(B)	Joint Press Release issued by Moody’s Corporation and Reis, Inc., dated as of August 30, 2018 (incorporated herein by reference to Exhibit 99.3 to Reis, Inc.’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(a)(5)(C)	Staff Announcement from Lloyd Lynford, dated as of August 30, 2018 (incorporated herein by reference to Exhibit 99.1 to Reis, Inc.’s Schedule 14D-9 filed on August 30, 2018).

(a)(5)(D)*	Letter to Reis, Inc. Stockholders, dated September 13, 2018.

(a)(5)(E)	Articles of Amendment and Restatement filed on May 30, 1997 (incorporated by reference to Exhibit 3.1 to the Reis, Inc.’s Registration Statement on Form S-11 filed on July 30, 1997).

(a)(5)(F)	Articles Supplementary (incorporated by reference to Exhibit 3.1 to Reis, Inc.’s Current Report on Form 8-K (filed on December 21, 2006).

(a)(5)(G)	Articles of Amendment (incorporated by reference to Exhibit 3.1 to Reis, Inc.’s Current Report on Form 8-K filed on June 4, 2007).

(a)(5)(H)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Reis, Inc.’s Current Report on Form 8-K filed on August 30, 2018).

(a)(5)(I)	Notice of Merger issued by Moody’s Analytics Maryland Corp. and Moody’s Corporation on September 13, 2018 (incorporated by reference to Exhibit a(5)(B) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of August 29, 2018, by and among Moody’s Corporation, Moody’s Analytics Maryland Corp. and Reis, Inc. (incorporated herein by reference to Exhibit 2.1 to Reis, Inc.’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(e)(2)	Confidentiality Agreement, dated as of May 25, 2018, by and between Moody’s Corporation and Reis, Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)	Tender and Support Agreement, by and among Lloyd Lynford, Lloyd N. Lynford 2016 Qualified Annuity Trust, Lloyd N. Lynford 2017 Qualified Annuity Trust, Moody’s Corporation and Moody’s Analytics Maryland Corp., dated August 29, 2018 (incorporated herein by reference to Exhibit 99.1 to Reis, Inc.’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(e)(4)	Tender and Support Agreement, by and among Jonathan Garfield, Jonathan T. Garfield 2016 Qualified Annuity Trust, Jonathan Garfield Family Trust, Moody’s Corporation and Moody’s Analytics Maryland Corp., dated August 29, 2018 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(e)(5)	Exclusivity Agreement, dated as of August 24, 2018, by and between Moody’s Corporation and Reis, Inc. (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Employment Agreement effective July 1, 2016, among Reis, Inc., Reis Services, LLC, and Lloyd Lynford (incorporated herein by reference to Exhibit 10.13 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017)

(e)(7)	Employment Agreement effective July 1, 2016, among Reis, Inc., Reis Services, LLC, and Jonathan Garfield (incorporated herein by reference to Exhibit 10.15 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(8)	Employment Agreement effective July 1, 2016, among Reis Services, LLC, and William Sander (incorporated herein by reference to Exhibit 10. 17 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

Exhibit No.	Description

(e)(9)	Employment Agreement effective July 1, 2016, among Reis, Inc., Reis Services, LLC, and Mark Cantaluppi (incorporated herein by reference to Exhibit 10.18 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(10)	Indemnification Agreement effective July 1, 2016, among Reis, Inc., Reis Services, LLC and Lloyd Lynford (incorporated by reference to Exhibit 10.14 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(11)	Indemnification Agreement effective July 1, 2016, among Reis, Inc., Reis Services, LLC and Jonathan Garfield (incorporated by reference to Exhibit 10.16 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(12)	Registration Rights Agreement dated as of May 30, 2007 among Wellsford, Lloyd Lynford and Jonathan Garfield (incorporated by reference to Exhibit 4.3 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(13)	Form of Employee Restricted Stock Unit Agreement Under Amended and Restated Reis, Inc. 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.19 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(14)	Form of Director Restricted Stock Unit Agreement Under Amended and Restated Reis, Inc. 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.20 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(15)	Amended and Restated Wellsford Real Properties, Inc. 1998 Management Incentive Plan (incorporated herein by reference to Exhibit 10.8 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(16)	Reis, Inc.’s 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(17)	Reis, Inc.’s Amended and Restated 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(18)	Reis, Inc.’s 2016 Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.12 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(19)	The rights of Reis, Inc.’s Equity Security Holders (incorporated by reference to Exhibit 4.1 to Reis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017).

*	Filed herewith.

Annex A	Opinion of Canaccord Genuity dated as of August 29, 2018 (included as Annex A to this Schedule 14D-9).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REIS, INC.

Dated: September 13, 2018	By:	/s/ Mark P. Cantaluppi
Name: Mark P. Cantaluppi
Title: Vice President, Chief Financial Officer

Annex A

Canaccord Genuity LLC 99 High Street Boston, MA 02110

August 29, 2018

Board of Directors

Reis, Inc.

1185 Avenue of the Americas, 30th Floor

New York, New York 10036

Members of the Board:

You have requested our opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, to the holders (other than Parent, Merger Sub (both as defined below) and their respective affiliates) of common stock (the “Common Stock”) of Reis, Inc., a Maryland corporation (the “Company”), of the Merger Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of the date hereof, (the “Agreement”), by and among Moody’s Corporation, a Delaware corporation (“Parent”), Moody’s Analytics Maryland Corp. (“Merger Sub”), a Maryland corporation and wholly owned subsidiary of Parent, and the Company.

Pursuant to the terms and subject to the conditions set forth in the Agreement, we understand the following will occur (collectively, the “Transaction”):

a)

Merger Sub will commence a tender offer for all of the Common Stock (the “Offer”) pursuant to which Merger Sub will pay $23.00 in cash per share of Common Stock to the holders of such Common Stock (the “Merger Consideration”); and

b)

Following the completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock (other than shares held by any of the Company’s wholly owned subsidiaries or by Parent or any of its subsidiaries (including Merger Sub)), will be converted into the right to receive the Merger Consideration.

Canaccord Genuity LLC (“Canaccord Genuity”), as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, certain of their respective affiliates and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies. We may in the future provide investment banking and other services to the Parent. We have been engaged to serve as financial advisor to the Company solely in connection with the Transaction, and will receive a fee for our services, upon delivery of this Fairness Opinion and a fee contingent upon the successful completion of the Transaction.

In connection with our review of the proposed Transaction and developing our Fairness Opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company;

(ii)

analyzed certain internal financial statements and other business and financial information, including certain historical and projected financial and operating data concerning the Company provided to us by senior management of the Company;

(iii)	conducted discussions with members of senior management of the Company regarding past and current operations and financial condition and the prospects of the Company;

Board of Directors of Reis, Inc.

August 29, 2018

(iv)	compared the projected results of operations of the Company with those of certain publicly traded companies we deemed to be relevant and comparable to the Company;

(v)	compared the financial terms of the Transaction with the financial terms of certain other acquisitions we deemed to be relevant and comparable to the Transaction;

(vi)	reviewed the terms of the Agreement and the exhibits thereto furnished to us by the Company; and

(vii)

reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

In connection with our review and arriving at our Fairness Opinion, we have not independently verified any of the foregoing information, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of the management of the Company that they are not aware of any facts that would make such information misleading. With respect to the internal financial forecasts and other forward-looking financial information provided to us by senior management of the Company, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management. We have also assumed that the Transaction will be consummated upon the terms set forth in the Agreement, without waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to our analysis. We have also assumed that, in the course of obtaining necessary regulatory and third party approvals and consents for the Transaction, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction in any way meaningful to our analysis.

This Fairness Opinion has been approved by a fairness committee of Canaccord Genuity in accordance with FINRA Rule 5150. Our Fairness Opinion is rendered on the basis of securities, economic and market conditions prevailing as of the date hereof and on the prospects, financial and otherwise, of the Company, known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this Fairness Opinion if this Fairness Opinion were rendered as of a later date, and (ii) Canaccord Genuity disclaims any obligation to advise any person of any change in any manner affecting this Fairness Opinion that may come to our attention after the date of this Fairness Opinion. We have not undertaken to reaffirm or revise this Fairness Opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this Fairness Opinion. We have not been requested to conduct and we have not conducted, nor have we relied upon, any independent valuation or appraisal of any of the assets of the Company. We also have not evaluated the solvency of any party to the Agreement under any state or federal laws, rules or regulations relating to bankruptcy, insolvency or similar matters. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the financial statements of the Company provided to us.

This Fairness Opinion is limited to the fairness, from a financial point of view, to the holders of Common Stock of the Company (other than Parent, Merger Sub and their respective affiliates) of the Merger Consideration, and we express no opinion as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company. Our Fairness Opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction or any view on any other term or aspect of the Agreement. We also note that we are not legal, accounting, regulatory or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have not considered, and we express no opinion as to, the fairness of the amount or nature of the compensation to be paid to any of the Company’s officers, directors or employees, or class of such persons, relative to the Merger Consideration to be paid to the stockholders of the Company in the Transaction.

Board of Directors of Reis, Inc.

August 29, 2018

This Fairness Opinion, as set forth in this letter form, is directed to and for the information of the Board of Directors of the Company (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any stockholder as to how such stockholder should act on any matter relating to the proposed Offer or vote with respect to the Merger or any other aspect of the Transaction. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of Common Stock of the Company (other than Parent, Merger Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Sincerely,

CANACCORD GENUITY LLC